                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                         AMERICA'S SHOPPING MALL, INC.
               (Name of the Small Business Issuer in its Charter)

           NEVADA                                          13-4045313
  (State of Other Jurisdiction of                      (I.R.S. Employer
  Incorporation or Organization)                       Identification No.)

                      -------------------------------------

        SHERBROOKE OFFICE CENTER I
         600 EAST CRESCENT AVENUE
    UPPER SADDLE RIVER, NEW JERSEY                       07458
  ----------------------------------                 -------------
 (Address of Principal Executive Offices)             (Zip Code)

                                  201-934-2100
                          ------------- -------------
                          (Issuer's Telephone Number)

      Securities to be registered under Section 12 (b) of the Exchange Act:

                                      None

      Securities to be registered under Section 12(g) of the Exchange Act:

                          Common Stock, $.001 par value
                    -----------------------------------------
                                (Title of Class)


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                                TABLE OF CONTENTS

PART I

Item 1.  Description of Business                        1
Item 2.  Management Discussion and Analysis            10
Item 3.  Property                                      14
Item 4.  Risk Factors                                  15
Item 5.  Security Ownership of Certain
           Beneficial Owners and Management            17
Item 6.  Management                                    19
Item 7.  Executive Compensation                        21
Item 8.  Certain Relationships and
           Related Transactions                        22
Item 9.  Description of Securities                     24

PART II

Item 1.  Market Price of and Dividends on the
           Registrant's Common Equity and
           Other Shareholder Matters                   28
Item 2.  Legal Proceedings                             29
Item 3.  Changes and Disagreements with Accountants    29
Item 4.  Recent Sales of Unregistered Securities       29
Item 5.  Indemnification of Directors and Officers     32

PART F/S

Independent Auditor's Report                           35

PART III

Signatures                                             97




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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General

         We are primarily a specialty catalog and online retailer and direct marketer of men's and women's leather apparel and small leather goods, household goods, jewelry and gift items and specialty office products.

         We sell consumer and business products at retail through three distinct print and internet catalogs:

o The "Deerskin" catalog, founded in 1944 as Deerskin Trading Post, sells men's and women's leather outerwear, footwear, other leather apparel and leather accessories.

o The "Joan Cook" catalog has sold a wide assortment of houseware, jewelry and gift items since 1956.

o The "Remarkable Products" catalog since 1982 has sold specialized office products featuring a full line of erasable time management and organizational planners.

Background and Recent Transactions

         America's Shopping Mall has been in business in its present form only since May 1999. We are the successor by merger to the business formerly conducted by Advanced Medical Sciences, Inc., a Virginia corporation formed more than ten years ago. At one time, Advanced Medical Sciences was engaged in the health care and pharmaceutical business. However, during 1995 and 1996, it abandoned its health care and pharmaceutical business and effectively ceased operations. Between 1996 and April 1999, Advanced Medical Sciences remained dormant while its management investigated potential acquisitions of new businesses.

         By May 1999, Advanced Medical Sciences' management had completed its acquisition plan. It incorporated a new subsidiary named America's Shopping Mall, Inc. in the State of Nevada. On May 21, 1999 America's Shopping Mall purchased the assets related to the Deerskin and Joan Cook catalog businesses, including the inventory, pre-paid advertising, pre-paid expenses, fixed assets, accounts receivable, security deposits, material agreements, customer lists, catalog production materials, computer software, intellectual property rights, and unshipped orders, books of account and records, from Deerskin Trading Post, Inc. a subsidiary of Initio, Inc.

         At the same time that it acquired the Joan Cook and Deerskin businesses, America's Shopping Mall purchased all of the outstanding stock of Creadis Promotions, Inc. from Irwin Schneidmill and Kathleen N. Patten. Creadis Promotions was an advertising specialty and promotional products business. Mr. Schneidmill was the chief executive officer and a director of Advanced Medical Sciences (the same offices that he holds in America's Shopping Mall). Mrs. Patten was a substantial holder of stock in Advanced Medical Sciences and is the beneficial owner, together with her husband, of over 56% of the outstanding common stock of the present company.

         In June 1999, America's Shopping Mall purchased all of the issued and outstanding common stock of Dynamic Products Corp. from its shareholders. Dynamic, through a wholly-owned subsidiary, Remarkable Office Products, Inc., operated the Remarkable Products catalog business. Dynamic Products Corp. and Remarkable Office Products, Inc. were subsequently merged into our subsidiary, The Remarkable Group, Inc. Irwin Schneidmill, Kathleen Patten, and various other


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members of the Patten family, were the largest shareholders of Dynamic and received additional shares of common stock of Advanced Medical Sciences in connection with that acquisition.

         In July 1999, Advanced Medical Sciences changed its name and its state of incorporation by merging itself into America's Shopping Mall, Inc. We are the surviving company that resulted from the merger.

         In August, 2000, we sold substantially all the operating assets (other than accounts receivables) of Creadis Promotions to a company controlled by Jeffrey Booth, a former employee of ours. In exchange, we were released from our obligations under an employment agreement with Mr. Booth, a consulting agreement with a company controlled by him and a promissory note issued in connection with our original purchase of the Creadis assets.

         In connection with our purchase of the assets of the Deerskin and the Joan Cook catalog businesses, we assumed a $2,000,000 8% subordinated debenture due May 1, 2003 of Initio, Inc. held by Pioneer Ventures Associates. We also issued $3,400,000 of our 8% convertible debentures due June 1, 2004 to Deerskin Trading Post, Inc. and an additional $100,000 of convertible debentures to James
T. Patten, the brother of John L. Patten, as a finder's fee. The $2,000,000 subordinated debenture is senior to the convertible debentures but is subordinate to all senior indebtedness (as defined). Interest on both classes of debentures is payable quarterly. The convertible debentures may be redeemed in whole or in part at our option after June 1, 2001 at stated redemption prices. The convertible debentures initially were convertible into shares of our common stock at a price of $5.50 per share. In December 1999, we repaid $400,000 principal amount of the convertible debentures held by Deerskin Trading Post and it agreed to increase the conversion price of the remaining $3,000,000 principal amount held by it to $6.00 per share. The remaining $100,000 of convertible debentures were converted into common stock at a price of $5.50 per share in January 2000. The convertible debentures are secured by a security interest in certain of our intangible assets, including customer lists, mail order software, artwork, trademarks and copyrights.

         In December 2000, we entered into an agreement with The Female Athlete, Inc., a catalog retailer of athletic wear and accessories, to purchase substantially all of its operating assets for approximately 1,300,000 shares of common stock and an additional 1,300,000 warrants to purchase common stock. The warrants will expire five years from the date of issuance and will have an exercise price of $4.50 per share. On January 3, 2001, The Female Athlete filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Law with the United States Bankruptcy Court. Our purchase of The Female Athlete's assets is subject to the Bankruptcy Court's approval, which is currently pending.

         On May 21, 1999, America's Shopping Mall sold 10,000 shares of its Series A Senior Convertible Preferred Stock to a venture capital fund, Pioneer Ventures Associates Limited Partnership, for a total price of $4,200,000.

         The investment agreement between Pioneer Ventures Associates and America's Shopping Mall provided that the $3,995,000 of net proceeds to be received by America's Shopping Mall after payment of legal and other expenses, would be used for the acquisitions of Creadis Promotions and Remarkable Products, described above, and that the remainder would be used for working capital.

         See "Certain Relationships and Related Transactions" and the Notes to Financial Statements of America's Shopping Mall, Inc. for additional information concerning these acquisitions and financing transactions. Information concerning the share ownership of certain persons who participated in these transactions can be found under "Security Ownership of Certain Beneficial Owners and Management" below.



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Possible Securities Act Violation

         In early 1999, when the management of Advanced Medical Sciences set about reviving Advanced Medical as an operating company, they believed that the corporation laws in Nevada would provide a more favorable legal environment in which to carry out their plans for the revived company than those of Virginia. Accordingly, Advanced Medical formed America's Shopping Mall, a Nevada corporation, as a wholly-owned subsidiary, with the intention of changing Advanced Medical's domicile from Virginia to Nevada by merging it into America's Shopping Mall, prior to the consummation of the intended business acquisitions.

         Unfortunately, the persons involved in planning the reincorporation failed to discover that Advanced Medical no longer was in good standing in the Commonwealth of Virginia, having failed to file one or more franchise tax returns during the period of its dormancy. Consequently, when Advanced Medical attempted, on or about May 10, 1999, to file articles of merger with the Virginia State Corporation Commission, the filing was rejected by the Corporation Commission.

         Advanced Medical set about restoring itself to good standing in Virginia. However, rather that waiting until the problem with the merger had been cured, Advanced Medical proceeded to consummate the planned business acquisitions as originally scheduled. Thus, in May and early June 1999, Advanced Medical caused America's Shopping Mall to acquire the various businesses it now operates by, among other things, issuing shares of its common stock and securities convertible into common stock without registration under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act. As a result, after the acquisitions were completed, America's Shopping Mall no longer was Advanced Medical's wholly-owned subsidiary nor even majority held. Until July 1999, Advanced Medical and America's Shopping Mall were affiliates under common control of the same management. During that interim period, the shareholders of Advanced Medical consisted principally of the preexisting public shareholders and certain individuals who had recently purchased shares or received shares in payment for loans or services. The shareholders of America's Shopping Mall consisted of the sellers of the assets it had acquired.

         On July 14, 1999, Advanced Medical finally was merged into America's Shopping Mall, with each Advanced Medical shareholder receiving 1/30th of a share of America's Shopping Mall stock for each share of Advanced Medical stock held. Unfortunately, due to the preceding sequence of events, the exemption from registration of these shares that otherwise would have been available had been lost. Had the transactions been consummated in the order originally planned, with the merger of Advanced Medical into America's Shopping Mall preceding the issuance by America's Shopping Mall of its shares in connection with the various acquisitions, the issuance by America's Shopping Mall of its shares to the shareholders of Advanced Medical in connection with the merger clearly would have been exempt from registration under Section 3(a)(9) of the Securities Act and Rule 145(a)(2).

         America's Shopping Mall has been advised by the staff of the SEC that it is the position of the staff that if securities that were sold privately without an available exemption are now being registered, an offer of rescission should be considered, with all appropriate disclosure of the facts and circumstances surrounding the original violation, the terms and conditions of the rescission offer and the options available to those who initially purchased.

         Although an offer of rescission is the normal remedy for a violation of the registration requirements of the Securities Act, it is our view that it is not the remedy most appropriate to the present situation. It appears that the only shareholders who would be entitled to rescission are the preexisting public shareholders of Advanced Medical. The other (and controlling) shareholders of Advanced Medical prior to the merger, namely Mr. and Mrs. Patten, Mr.


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Schneidmill and related family members, acquired their shares in transactions that were exempt from registration under the Securities Act.

         The consideration turns next to how a rescission offer could be accomplished. Offering to return to the preexisting public shareholders their shares of Advanced Medical clearly is impossible since Advanced Medical has ceased to exist. The only alternative is to offer to pay them the fair value of their shares immediately prior to the merger.

         From 1995 until mid-1999, just prior to the merger, Advanced Medical was completely dormant, with no assets or revenues, and its stock was essentially worthless. As the balance sheet of the Company at April 30, 1999 shows, without the $200,000 subscription of Kathleen Patten, the net worth of Advanced Medical at the date of the merger would have been approximately negative $20,500. Giving effect to the Patten investment, the book value per share would have been approximately 7.6 cents at most. Although there appear to have been vestiges of market activity during the period prior to May 1999 in the form of occasional quotations posted on the OTC Bulletin Board, the uniformity of those quotations suggests that they represented pro forma quotations by market makers and that few, if any, actual market transactions occurred. On the basis of any reasonable method of valuation, any shareholder of the Company entitled to exercise rescission rights would be entitled to receive only a negligible cash payment per share. To require an offer of rescission by America's Shopping Mall to these persons would be burdensome and costly to America's Shopping Mall and would be unlikely to accomplish its prophylactic objective.

         It appears that most of the Advanced Medical shareholders have held their shares for the four years during which Advanced Medical was dormant, or longer. By now, the shareholder lists maintained by America's Shopping Mall transfer agent are likely to be incomplete or inaccurate and it may be difficult or impossible to communicate directly with most of the affected shareholders. An offer of rescission probably would not reach many of the intended offerees and, even if received, understood and accepted by the others, potentially could be detrimental to their interests.

         The minority shareholders of America's Shopping Mall are likely to receive a greater benefit as a result of having had their investments resurrected and becoming once more equity participants in a going concern. Under the circumstances, America's Shopping Mall has determined that the most effective remedy for its inadvertent, technical violation of the Securities Act is to ensure that accurate and adequate public information concerning America's Shopping Mall is made available to investors as soon as possible, and to permit the reestablishment of a public market for the common stock that will enable any shareholders who wish to dispose of their shares to realize fair value.

Catalogs and Products

         We currently operate three distinct catalog sales operations. Two of these catalogs have individual consumers as their target customers. The third catalog is directed at business customers, municipalities and other governmental units, and educational institutions.

  Leather Products:

         Our Deerskin catalog is distinctive in its focus on leather apparel and small leather goods. Through this catalog we sell a wide selection of men's and women's leather coats, jackets, suits, shirts, pants, hats, gloves and other clothing items, as well as leather shoes, boots and slippers. Deerskin catalog offerings also include leather handbags, business bags, belts, wallets and other leather accessory items, and range in price from as low as $9 to as much as $1,195. Most of these items are manufactured to our designs and specifications.



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  Household Goods, Gifts and Novelties:

         The Joan Cook catalog offers a wide variety of inexpensive to moderately priced products including bed, bath and kitchen products, home furnishings, health and beauty products, seasonal merchandise, electronics, houseware, jewelry, novelties, apparel and accessories, most of which are priced under $100.

  Specialized Office Products:

         Our Remarkable Products catalog is directed to businesses, municipalities and other governmental units, and educational institutions, and offers specialized office products, including large desk and erasable laminated wall planning calendars, dry erase boards and wall maps, workplace posters on motivational topics, health topics (smoke-free and drug-free), legal topics (sexual harassment, labor law, etc.), and safety topics, employee training books and first aid kits.

         Return policies for goods purchased from our three catalogs vary. All products purchased from the Deerskin catalog may be returned at any time within one year of the date of shipment, as long as they are unused and unaltered, for replacement or exchange, or for a full refund of the price (excluding shipping and handling charges). Merchandise purchased from the Joan Cook catalog, except personalized items, may be returned within 60 days of the date of shipment for a full refund (excluding shipping and handling charges). Although personalized items from the Joan Cook catalog cannot be returned, we exchange items damaged in shipping. All Remarkable Products merchandise is sold under a 30-day "no questions asked" money-back guarantee. We refund the full price (excluding shipping and handling charges) of any merchandise purchased from the Remarkable Products catalog and returned within 30 days of shipment.

         Returns of merchandise and refunds have represented a significant percentage of Deerskin and Joan Cook catalog sales. Returns and refunds during the fiscal year ended April 30, 2000 were approximately 15% of sales from the Deerskin catalog and approximately 7% of sales from the Joan Cook catalog. Returns and refunds generally represent an insignificant percentage of sales from the Remarkable Products catalog.

Internet Sales

         In September 1999 we launched our new combined America's Shopping Mall internet web site at http://www.americasshoppingmall.com. This site is undergoing further development, but is fully functional. Our new site, like a conventional shopping mall, is a location where each of our businesses maintains a "storefront"--a home page from which the viewer can navigate to a separate web site for that business.

         Our Deerskin web site was launched in September 1998, our Joan Cook web site in January 1999, and our Remarkable web site in September 1999, respectively. Each of these web sites permits customers to view and order all of the items in each of our print catalogs. Customers can select products from any or all of the three catalog web sites and combine them in a single order for purchase, without having to re-enter address and credit card information at each catalog web site. These electronic stores provide us with a lower-cost way to offer customers with internet access detailed product information and the convenience of on line purchasing.

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         We operate the America's Shopping Mall, the Joan Cook and the
Remarkable Products web sites with our in-house staff. The Deerskin web site is operated for us by an unaffiliated specialty direct marketer under a site development and hosting agreement.

         To date, sales of products through our web mall stores have not been significant. Web sales accounted for approximately 1.7% of revenues during the nine months ended January 31, 2000. While we believe that printed catalogs and print advertisements will continue to remain an important means of marketing our various product lines, we expect that internet sales will become increasingly important in future years.

         Our internet strategy is to provide one convenient location where customers can shop electronically for a wide range of products. By bringing our separate catalog operations together and providing the convenience of one-stop shopping, we attempt to encourage impulse buying and translate sales from one catalog into additional sales from our affiliated catalogs. To that end, we plan to add more "storefronts" to the America's Shopping Mall web site as we acquire or develop additional mail order catalog or other related businesses. We intend to add a close-out web store for excess inventory to replace a close-out store in Massachusetts that we closed at the end of 1999. We also are investigating the feasibility of generating fee income by adding storefronts operated by unaffiliated catalog merchants to the America's Shopping Mall site.

Marketing

         We employ multiple marketing approaches to reach existing and prospective customers, including catalogs, internet advertising and print media advertising.

         We believe our ability to segment, test and analyze mailing lists, and to select appropriate recipients for a particular mailing, are a significant factor in our business. In general, we seek to mail catalogs only to those segments of our mailing lists, and at times and frequencies, that are expected to maximize sales responses. We maintain proprietary customer data bases for our catalogs which are used for catalog mailing lists and for statistical modeling purposes. We employ special computer programs to search the mailing lists for each of our catalogs for prospects for our other catalogs based on various statistical criteria. In addition, we rent lists from and exchange lists with other direct marketers in an attempt to gain new customers.

         Our catalogs are produced by an in-house art department in our New Jersey facility. Each catalog contains full-color photographs and detailed product descriptions. Sample products are photographed in our studios, and graphic artists then use Macintosh desktop publishing equipment to edit images, insert textual copy, and prepare catalog and media layouts and individual mailing pieces. Independent photographers and models are engaged on a contract basis as needed. The in-house preparation of most portions of the catalog and other advertising material expedites the production process, providing for greater flexibility and creativity in catalog production. It allows for last-minute changes in pricing and format and results in significant cost savings.

         After completion of the design, transparencies, mechanicals and electronic data are sent out to a commercial printer for production of the catalogs. A mailing list service provider takes our proprietary data bases, as well as any rented mailing lists, and merges the lists, purges duplicate names and addresses, and produces a mailing list on magnetic tape for each edition of a particular catalog. The mailing list tapes are delivered to the catalog printer, which ink jets addresses on the catalogs and the included order form and delivers the catalogs, palletized and sorted by zip code according to bulk mail regulations, to the U.S. Postal Service for mailing.


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         We vary the quantity of our catalogs mailed based on the selling season and the anticipated response rates. During the year ended April 30, 2000, we produced four different editions of our Deerskin catalog and made eight mailings totaling approximately 3.8 million catalogs. Each Deerskin catalog consists of between 60 and 88 pages and offers between 300 and 400 items. In the same period, we produced four editions of our Joan Cook catalog, and made ten mailings totaling approximately 3.1 million catalogs. These Joan Cook catalogs consisted of 60 pages each and offered between 275 and 350 items.

         In recent periods, we have not produced complete catalogs for Remarkable Products, but have relied on smaller specialized fliers mailed to existing and prospective customers. In April or May we make a mailing featuring July to June reusable calendars which are used by academic professionals, school districts and municipalities. In September, October and November, we make solo mailings which feature Remarkable Products' main reusable January to December calendars. Solo mailings for law posters are event-driven and are made in response to changes in laws and regulations affecting employers. To make these solo mailings distinctive, they are packaged to look like a bank check, making the consumer more likely to open the mailing. During the year ended April 30, 2000, we mailed approximately 301,000 seasonal mailing pieces for Remarkable Products in two separate mailings.

Production and Distribution Costs

         We expend significant amounts on paper, ink, printing and postage to produce and distribute our catalogs. We also use substantial amounts of packing supplies and corrugated paper for boxes in which we ship our products. The price of paper and ink depends on supply and demand in the marketplace and can be subject to material increases or decreases within a relatively short period of time. In recent years, the U.S. Postal Service has increased its rates for both catalogs and packages. The latest rate increase, in January 2001, averaged approximately 3%. We do not anticipate a postal rate increase during the remainder of our current fiscal year, but we can give no assurance that postal rates will not continue to increase in the future.

         Our catalog production and mailing costs in the fiscal year ended April 30, 1999 on a pro forma basis and the year ended April 30, 2000 totaled approximately $3,772,000 and $3,570,000, respectively. While we cannot estimate the magnitude of future paper and postage increases or decreases, such changes may have a material effect on our future earnings.

         We are working to improve our marketing efforts by updating the look of our catalogs with new models and improved photographs, and by refreshing the graphic design of the catalogs and rewriting product descriptions and other copy. At the same time we are increasing the circulation of our catalogs by making wider mailings to present and former customers and purchasing mailing lists. We have increased the number of Joan Cook catalogs mailed during recent months by approximately 30% over the same period last year.

Order Fulfillment and Shipment

         In May 2000, we transferred our customer order processing, data processing and most customer services operations from a facility in Carson City, Nevada to a new facility in Pompano Beach, Florida. We offer nationwide toll-free telephone numbers for customers to use in placing orders from our catalogs. Calls are received by trained order entry representatives who utilize on-line terminals to enter customer orders into a computerized order processing system. The order entry representatives also may use their terminals to access information about products, pricing and promotions in order to provide better service and answer customer questions. We employ approximately eight people on a permanent basis in the call center and may employ up to 30 people during the peak order season. Mail orders are opened by other employees, compared to payments, and, together with facsimile and internet orders, are entered into the computer system. All credit card charges are pre-authorized prior to shipping the order. Credit authorization is obtained automatically via electronic communications links during order processing.


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         After data entry and credit authorization or payment verification, orders are transmitted electronically to our warehouses for fulfillment. Distribution and warehousing activities for our Deerskin and Joan Cook catalogs are conducted in our Pompano Beach, Florida facility. Orders from our Remarkable Products catalog are batch processed and transmitted daily by an electronic data link to our facility in Upper Saddle River, New Jersey. We plan to consolidate our warehousing, receiving and shipping and order fulfillment operations in Pompano Beach in the near future. See "Property" below.

         Orders are filled at packing stations where a packer chooses the merchandise corresponding to the customer order displayed on a computer terminal or a printed packing slip. The packer uses a bar code scanner which scans the information on a picking ticket attached to the piece of merchandise into the computer system. The computer compares the information on the picking tickets to the customer order to ensure that the merchandise being packed to fulfill the order is correct and complete. Once the computer verifies that an order is correct and complete, the merchandise is packed with a bar coded shipping label attached. The package is then delivered by a conveyor to a shipping station where the information on the shipping label is scanned to verify that the order is valid and has not been previously shipped, and to record the method of shipment and create the shipping manifest. While most orders are shipped via the U.S. Postal Service, we also offer express service to customers for an additional fee. Most orders of in-stock merchandise are shipped within one business day after receipt.

Purchasing

         Deerskin catalog products are obtained principally from numerous foreign suppliers and manufacturers. Many of the items are manufactured for us in accordance with our designs and specifications and are exclusive to the Deerskin catalog. In excess of 90% of the imported merchandise sold through the Deerskin catalog is manufactured in the Peoples Republic of China and India. Other items are purchased from suppliers in Pakistan, Korea, Colombia and Chile. No one manufacturer is material to our operations. Numerous other manufacturers of leather goods in these countries and elsewhere are available. There is only a minimal risk that we would not be able to obtain an alternate source of supply if the manufacturer of any of our Deerskin products were to experience a prolonged work stoppage or economic difficulties. However, because of our use of foreign suppliers, we are subject to the risks of doing business abroad, including changes in United States trade n policies, economic events and changes in the value of the U.S. dollar relative to foreign currencies. Our foreign exchange risk, however, is mitigated by the fact that the price of leather, the principal cost component of our Deerskin products, typically is set in U.S. dollars throughout the world. To date, the recent Asian economic downturn has not materially affected our ability to acquire products in that region.

         Products offered in our Joan Cook catalogs are manufactured by hundreds of manufacturers. Unlike the Deerskin catalog products, less than 10% of the merchandise sold through the Joan Cook catalogs is purchased outside the United States. No one supplier accounted for more than 10% of our purchases for the Joan Cook catalog during the last two fiscal years. We believe ample alternate sources of supply exist, should any present supplier relationship be disrupted for any reason.

         The main products in our Remarkable Products catalog, the various reusable calendars and our federal law posters, are manufactured specifically for us. Our in-house art department does the layout and graphics for each calendar or poster. We then order the appropriate paper from an independent paper vendor, and the paper and camera ready art work produced by our graphic designers are sent to one of two printing firms that we employ. Once the artwork is printed on the paper, the printed sheets are sent to a laminator which applies a plastic coating and creates the finished product. There are many vendors of the materials and services required to produce our reusable calendars



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and poster products throughout the country. We believe we could easily replace any of our current vendors and that the loss of any of them would not cause a serious interruption of our business or have a material adverse effect on it. Other products which we sell through the Remarkable Products catalog, such as the markers, erasers and cleaning fluids for the reusable calendars are purchased from a variety of vendors, none of which are individually significant. There are adequate alternative sources of supply for most, if not all, of our Remarkable Products catalog items.

         Our inventory management strategy is designed to maintain inventory levels that provide optimum in-stock positions while maximizing inventory turnover rates and minimizing the amount of unsold merchandise at the end of each season. We manage inventory levels by monitoring sales and fashion and product trends, making purchasing adjustments as necessary, and by promotional sales.

Trademarks, Etc.

         We own federally registered trademarks for "Deerskin" and "Joan Cook." We believe that these trademarks have significant value because of their market recognition as a result of many years of use and the significant quantity of catalogs circulated. We also own other intellectual property rights such as copyrights and service marks on designs of our products, none of which individually is material to our business.

Seasonality

         Our business is seasonal. Historically, a substantial portion of the revenues and net income of our catalog businesses have been realized during the period September through February. Revenues and net income have been substantially lower during the period March through August. Although seasonality is a general pattern associated with mail order businesses, our seasonality is considerably greater than the industry norm due to the nature of our Deerskin leather products line which sells principally during the fall and early winter.

         We are attempting to reduce the seasonality of our business and the disproportionate contribution to revenues of our third fiscal quarter by adding products to our catalogs that have less seasonal appeal. We recently added a line of perfumes and colognes to both our Joan Cook and Deerskin catalogs and are adding non-leather apparel to our Deerskin catalog, such as short sleeve shirts and khaki pants.

Governmental Regulation

         The direct response business is subject to the Mail and Telephone Order Merchandise Rule and 1996 Telemarketing Sales Rule and related regulations promulgated by the Federal Trade Commission and comparable regulation by state agencies. In addition, U.S. and foreign laws regulate certain users of customer information and the development and sale of mailing lists. We believe we are in compliance with all rules and regulations governing our marketing practices and have implemented programs and systems to assure ongoing compliance. However, new restrictions may arise in this area that could have an adverse effect on our business.

         Due to the increasing popularity and use of the internet and other commercial online services, it is possible that additional laws and regulations may be adopted with respect to electronic commerce. These laws may cover issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. The applicability to the internet and other commercial online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any new legislation or regulation, or the application of existing laws and regulations to the internet, could have the effect of decreasing the growth of electronic commerce or increasing our cost of doing business on the internet.

         At present, we collect state sales tax only on sales of products to residents of New Jersey, Florida and Nevada. Various states have tried to require direct marketers to collect state sales taxes on the sale of products shipped to their residents. In 1992, the United States Supreme Court reaffirmed its 1967 decision in National Bellas Hess v. Department of Revenue, which held that it is unconstitutional for a state to impose sales tax collection obligations on an out-of-state mail order company whose only contacts with the state are the distribution of catalogs and other advertising materials through the mail and subsequent delivery of purchased goods by parcel post and interstate common carriers. It is possible, however, that legislation may be passed to overturn the Court's decision. It currently is uncertain whether internet sales activities will be subject to state sales tax. The imposition of new state sales tax collection obligations would increase our administrative expenses and might decrease our ability to compete effectively on the basis of price.

Employees

         As of December 31, 2000, we employed approximately 45 people on a full-time basis. We also employ additional people on a part-time or seasonal basis as required to meet unusual and seasonal increases in our business. None of our employees are covered by collective bargaining agreements. We consider our employee relations to be satisfactory.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following discussion should be read in conjunction with the financial information included elsewhere in this Form 10-SB. It contains forward-looking statements that involve numerous assumptions and uncertainties and may be affected unforeseen and events, including changes in business and economic conditions. Our actual results may differ materially from the results contemplated in this discussion as a result of many factors, including those discussed below and elsewhere in this Form 10-SB.

Background

         America's Shopping Mall has been in business in its present form only since May 1999. We are the successor by merger to Advanced Medical Sciences, Inc. At one time, Advanced Medical Sciences was engaged in the health care and pharmaceutical business. During 1995 and 1996, it abandoned its health care and pharmaceutical business and effectively ceased operations. Between 1996 and April 1999, Advanced Medical Sciences remained dormant.

         In May 1999, with $4,200,000 of financing that we raised by selling 10,000 shares of our Series A Senior Preferred Stock to a venture capital fund, we purchased the assets related to the Deerskin and Joan Cook catalog businesses and Creadis Promotions, Inc. The next month, in June 1999, we purchased the Remarkable Products catalog business. In connection with those purchases we also issued or assumed $5,500,000 of debt securities maturing in 2003 and 2004.

         Finally, in July 1999, Advanced Medical Sciences changed its name and its state of incorporation by merging itself into America's Shopping Mall. We are the combined company that resulted from the merger.

Six months ended October 31, 2000 as compared to the six months ended October 31, 1999 on a pro forma basis

         Total Revenues. Total revenues consist of sales of products and services, net of allowances for product returns and refunds. We recognize revenues when products are shipped. Total revenue for the six months ended October 31, 2000 were $3,137,262 as compared to $4,542,698 for the six months ended October 31, 1999

         Cost of Merchandise Sold. Cost of merchandise sold consists primarily of the costs of merchandise sold to customers. We value our inventories at the lower of cost (determined on a first-in, first-out basis) or market. The cost of merchandise sold was approximately 38.4% of our net sales in the six months ended October 31, 1999 and approximately 32.4% of our net sales during the first six months of this fiscal year.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of advertising and promotional expenditures) including catalog design, production and mailing expenses), customer service, distribution expenses (including order processing and fulfillment charges and net shipping costs), equipment and supplies, payroll and related expenses for employees engaged in these activities, as well as executive and administrative personnel; and rental and related expenses.

         Selling, general and administrative expenses for the six months ended October 31, 2000 were 108.9% of total revenues, as compared to 83.4% of total revenues for the six months ended October 31, 1999.

         Interest Expense. Interest expense consists principally of interest on $2,000,000 of 8% subordinated debentures that we assumed, and $3,500,000 of 8% convertible debentures that we issued, in connection with the acquisitions of our new businesses. Interest expense for the six months ended October 31, 2000 was $185,754 as compared to $290,479 for the six months ended October 31, 1999. The decrease in interest expense was attributable to the repayment of $400,000 of the convertible debentures in December 1999, conversion of $100,000 of convertible debentures in January 2000 and the conversion of $2,000,000 of subordinated debentures in April 2000.

         Net Loss. We incurred a net loss of $1,278,359 for the six months ended October 31, 1999 and a net loss of $1,552,284 (before other income or loss) on our operations for the six months ended October 31, 2000.

         Other Loss, Net. Other loss, net, includes losses of $124,915 for the six months ended October 31, 1999 and losses of $298,286 for the six months ended October 31,2000 from securities trading activities.

Year ended April 30, 2000 as compared to the year ended April 30, 1999 on a pro forma basis

         We have included audited financial statements of the businesses acquired in 1999 in this Form 10-SB. The unaudited pro forma information included in Summary Financial Information and elsewhere in this Form 10-SB gives effect to those acquisitions as if they had occurred as of the beginning of May 1, 1998. However, the pro forma financial statements do not necessarily indicate what the combined results of those businesses would have been under our management, nor are they indicative of the results to be expected in the future. The financial statements reflect the financial condition and results of operations of those businesses under different management when each of them was operating as a separate entity. In view of our limited operating history as a combined company, we believe that a comparison of our twelve month operating results to our pro forma results for the preceding fiscal year should not be relied on as an indication of future performance. We are making changes to our operations that are not fully reflected in the twelve months' results. Our Nevada and Monsey facilities were not closed until May 2000. Our Florida facility opened in June 2000. In connection with this consolidation, we eliminated payroll duplication. Because of the seasonality of the business, we expect to see a beneficial impact on operations, cash flow and liquidity from these changes beginning in the second and third quarter of fiscal 2001.

         Total Revenues. Total revenues consist of sales of products and services, net of allowances for product returns and refunds. We recognize revenues when products are shipped. Total revenue for the year ended April 30, 2000 were $12,550,288 as compared to $12,050,155 for the year ended April 30, 1999 on a pro forma basis. While total revenues for the year ending April 30, 2000 were generally consistent with the prior year pro forma revenues, due to certain changes in our quality control and customer service, returns and refunds for the year ended April 30, 2000 have been reduced to 15% and 7% for Deerskin and Joan Cook, respectively. Returns and refunds during the fiscal year ended April 30, 1999 were approximately 18% of gross sales from the Deerskin catalog and approximately 9% of sales from the Joan Cook catalog.

         Cost of Merchandise Sold. Cost of merchandise sold consists primarily of the costs of merchandise sold to customers. We value our inventories at the lower of cost (determined on a first-in, first-out basis) or market. The cost of merchandise sold was approximately 39.9% of our net sales in the fiscal year ended April 30, 1999 (on a pro forma basis) and approximately 43.9% of our net sales during the nine months of this fiscal year. The increase in cost of goods sold as a percentage of net sales was attributable in part to the close out of merchandise in the Danvers store at prices below cost. As of January 31, 2000 we have disposed of most of the obsolete inventory. We expect the cost of merchandise sold as a percentage of sales to remain relatively constant in the future.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of advertising and promotional expenditures) including catalog design, production and mailing expenses), customer service, distribution expenses (including order processing and fulfillment charges and net shipping costs), equipment and supplies, payroll and related expenses for employees engaged in these activities, as well as executive and administrative personnel; and rental and related expenses.

         Selling, general and administrative expenses for the year ended April 30, 2000 were 77.6% of total revenues, as compared to 72.5% of total revenues for the year ended April 30, 1999 on a pro forma basis. We have achieved some savings in personnel expenses as a result of the consolidation of our operations and the elimination of redundant job functions. However, cost savings achieved during the year from consolidating our operations have been partially offset by increased rental and related expenses for new office and warehouse space. These increased expenses are in addition to continuing rental expenses associated with closed facilities.

         Interest Expense. Interest expense consists principally of interest on $2,000,000 of 8% subordinated debentures that we assumed, and $3,500,000 of 8% convertible debentures that we issued, in connection with the acquisitions of our new businesses. Interest expense for the year ended April 30, 2000 was $497,827 as compared to $550,730 for the year ended April 30, 1999 on a pro forma basis. Thus on an annualized basis, interest expense was relatively constant over the two periods. We expect our annual interest expense will be reduced by approximately $200,000 due to the repayment of $400,000 of the convertible debentures in December 1999, conversion of $100,000 of convertible debentures in January 2000 and the conversion of $2,000,000 of subordinated debentures in April 2000.

         Net Loss. We incurred a net loss of $2,043,571 on a pro forma basis for our fiscal year ended April 30, 1999 and a net loss of $3,207,111 (before other income or loss) on our operations for the year ended April 30, 2000. We expect that we will continue to experience losses for the foreseeable future, and that the costs of the relocations of our operations will continue to negatively affect our earnings during the next three to four fiscal quarters.

         Other Loss, Net. Other loss, net, includes losses of $441,006 from securities trading activities. In June 1999, we opened an account with a brokerage firm and transferred to the new account $1,000,000 of the proceeds from our sale in the previous month of 10,000 shares of Series A Senior Convertible Preferred Stock to Pioneer Ventures Associates Limited Partnership. We then commenced to actively purchase and sell shares of common stock and put and call options on common stock in this account. This activity violated our investment agreement with Pioneer Ventures Associates, which prohibited the use of the net proceeds from the sale of the preferred stock to purchase or carry shares classified as margin stock under Regulation U of the Board of Governors of the Federal Reserve System. Among the companies in which we invested was Initio, Inc., a company in which Pioneer Ventures has designated one director. In two trades in Initio stock, we realized a net loss of approximately $87,000. Since January 2000, we have reduced our trading activity, but we continue to trade securities in our brokerage account. We are using a portion of the proceeds from the exercise of the Summit Hills warrants. On March 2, 2000, we received a letter from Pioneer Ventures Associates waiving the restrictions in the investment agreement relating to investments in margin stocks.

Liquidity and Capital Resources

         Cash and cash equivalents decreased approximately 57% from $1,590,223 as of April 30, 1999 on a pro forma basis to $7,158 as of April 30, 2000, principally due to securities trading losses. At April 30, 2000 we had working capital of $324,945 as compared to working capital of $3,412,930 as of April 30, 1999 on a pro forma basis. Our merchandise inventory on April 30, 2000 was $1,503,512, as compared to $2,072,517 on a pro forma basis at April 30, 1999. Our inventories typically reach their highest level during the first quarter of our fiscal year. Most of our overseas inventory is received by July 31st and is sold through the holiday season. Working capital decreased primarily because of the operating loss, the securities trading losses and the repayment of $400,000 principal amount of convertible debentures.

         The total costs of moving and consolidating was in excess of $500,000, most of which has been capitalized. These costs consist primarily of the costs associated with leasing new office and warehouse space; purchasing and leasing new furniture, fixtures and equipment; the costs of moving records, furniture, equipment, inventory and personnel to the new facilities; and continuing rental expense associated with closed facilities.

         Available cash flow and cash and marketable securities on hand should permit us to sustain our business at the present level and finance the costs of our consolidation for at least the next several fiscal quarters. We expect, however, to require additional outside financing during our current fiscal year.

Forward Looking Statements

         This document includes "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. We intend the forward-looking statement to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy, our financing plans, our future capital requirements, forecasted trends relating to our industry, our ability to integrate our recent business acquisitions and to realize anticipated cost savings and other benefits from these acquisitions, and similar matters are forward-looking statements. These statements are subject to known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the statements in this Form 10-SB. The forward-looking information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these statements by our use of forward-looking words such as "may," "will," "should," "anticipate," "estimate," "expect," "plan," "believe," "predict," "potential," "project" or "intend." You should be aware that these statements only reflect our expectations of future events, based on the information we had available to us when this Form 10-SB was filed. Actual events or results may be materially different than our predictions. Important factors that could cause our actual results to be materially different from our expectations include those discussed in this Form 10-SB under the caption "Risk Factors." We do not undertake to update or revise publicly any forward-looking statements contained in this Form 10-SB to reflect new information or future events.

ITEM 3.  PROPERTY

         Our business is conducted in the following facilities:

          Location                       Use
------------------------            ------------------------------
Upper Saddle River,                 Principal executive and administrative
  New Jersey                        offices, merchandising, purchasing
                                    and catalog production

Pompano Beach, Florida              Order entry, data processing,
                                    distribution and warehousing;
                                    administrative offices

         Commencing in January 2000, we consolidated our corporate headquarters, principal executive and administrative offices, our merchandising, purchasing and catalog production operations and our advertising and specialty products business in approximately 10,300 square feet of leased office space in a building located in Upper Saddle River, New Jersey. The annualized rent for this facility is $195,054. We also are required to pay up to $20,676 per year for electrical service and our proportional share of real estate taxes and various other expenses. The lease expires in February 2005, with an option to renew for an additional five years.

         In February 2000, we entered into a lease for approximately 70,000 square feet of space in a building in Pompano Beach, Florida. The lease provides for rental payments, including estimated common area charges, taxes and insurance, of approximately $609,000 per year. The lease is for a ten-year term, with an option to renew for an additional five years. We are in the process of moving the order entry and data processing and distribution and warehousing functions for our Deerskin, Joan Cook, Remarkable Products and Creadis Promotions businesses to the Pompano Beach facility. The facility became operational in May 2000.

         Certain of the operations that have been consolidated in our Upper Saddle River, New Jersey and Pompano Beach, Florida facilities were formerly located in leased facilities in Teterboro, New Jersey, Monsey, New York and Carson City, Nevada. executive and administrative offices and our merchandising, purchasing and catalog production departments were located in 6,300 square feet of leased space in a building in Teterboro, New Jersey under a lease expiring in March 2004. This lease provided for annual rental payments of $57,000, excluding utilities, repairs and future increases in taxes. Administrative offices and distribution and warehousing facilities for the Remarkable Products catalog were located in 10,000 square feet of leased space in Monsey, New York. A lease covering 5,200 square feet of the space expired in March 2000; another lease covering 2,400 square feet of space expires on June 30, 2000; and the lease covering the remaining 2,400 square feet expires on December 30, 2002. In Carson City, Nevada, we leased an approximately 81,000 square foot building under a net lease that expired on April 30, 2000 and provided for annual rent of $336,000.

         We recently negotiated a release of our liabilities under the lease of the Teterboro, New Jersey facility. The agreement with the landlord provides for us to pay approximately $80,000 over four years in settlement. We also negotiated with the landlord of the Monsey, New York facility for releases of our obligations under those leases and for a payment of approximately $10,000.

         In December 1999, we closed a retail close-out store for catalog merchandise located in Danvers, Massachusetts. The lease for this store required annual rent of $12,600 plus real estate taxes and expired on April 30, 2000.

         We consider that, in general, our physical properties are well maintained, in good operating condition, and are suitable and adequate for our present purposes. We believe that our properties are adequately covered by insurance.

ITEM 4.  RISK FACTORS

Because we only recently acquired three businesses, we may not be able to successfully integrate them.

         Our predecessor company, Advanced Medical Sciences, was dormant between 1995 and May 1999. In May 1999 we acquired three operating catalog businesses and an advertising specialty company, the assets of which we sold in August 2000. Our efforts to integrate the operations of these businesses are straining our management and financial resources.

We have a history of operating losses and we expect these losses to continue at least for the near future.

         We have incurred a net loss of $3,607,829 (including losses of $441,006 from securities trading) for the year ended April 30, 2000. As of April 30, 2000, our accumulated deficit was approximately $9.3 million. We expect our costs to increase as we continue the process of moving and consolidating our various facilities and personnel. If we do not become profitable, we may not be able to meet our debt service or working capital requirements.

Because of our product lines, our business is more seasonal than most catalog and internet retailers.

         Our Deerskin catalog, which accounts for approximately three-quarters of our revenues, specializes in leather coats, jackets, gloves and hats. These items are sold principally during the fall and early winter. Our Remarkable Products catalog specializes in calendars and planners, which are sold mainly toward the end of the calendar year and before the beginning of the school year. The highly seasonal nature of our products, coupled with the seasonal nature of the catalog retail industry, creates a larger than usual seasonal effect on our quarterly results of sales and earnings.

We face substantial competition, which could result in pricing pressures, increased marketing expenditures and a loss of market share.

         Our competitors include large retail stores, including some with catalog operations, other catalog and direct marketing companies and internet retailers. Many of our competitors are larger and have more resources than we have.

Increases in costs of paper and postage may adversely impact our operating margins.

         Paper and postage are significant components of our operating costs. Paper prices historically have been volatile, while postage rates have increased periodically in recent years. We cannot assure you that we will be able to pass on our increased costs to our customers.

Any significant increases in our rate of merchandise returns will have a material effect on our results.

         We have established an allowance for merchandise returns based on historical return rates. We cannot assure you that our merchandise returns will not exceed our reserves.

We may lose customers if our third-party shippers fail to deliver our products in a timely manner.

         Our product distribution relies on third-party delivery services, primarily the United States Postal Service and to a lesser extent Federal Express and United Parcel Service. Strikes and other interruptions may delay the timely delivery of customer orders, and customers may refuse to purchase our products or demand refunds for merchandise ordered because of our inability to deliver goods promptly.

Because we are dependent on computer systems, a systems failure could cause a significant disruption to our business.

         Our business depends on the efficient and uninterrupted operation of our computer and communications systems. Any systems interruptions that cause malfunctions or result in slower response times could result in losses of data and customer orders. We do not presently have a formal disaster recovery plan and our insurance may not be sufficient to cover losses from these events.

Our use of certain internet processes and technologies may subject us to claims for royalties or suits for patent infringement.

         Our internet web site is designed to permit customers to select products from all three of our on line stores and purchase and pay for their selections in a single transaction. Many persons are now asserting intellectual property rights in various internet commerce processes and technologies. We have not received any notice of any claim of infringement. However, if an infringement claim were made against us, it could adversely affect our business.

Our common stock is traded in an illiquid market, which substantially increases your risk of loss.

         Our stock prices are reported on the OTC Bulletin Board. Trading in our stock frequently is sporadic and the volume of shares traded often is light. Because of the limited trading market for our common stock, and because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so.

A few shareholders control a majority of our voting stock, which could lead to conflicts of interest.

         Pioneer Ventures Associates, its principals and our current chief executive officer own or have voting control over a substantial majority of our voting stock.

ITEM 5.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information concerning those persons (including any "group") who are known by us to be the beneficial owners of more than five percent of any class of our voting securities. It also shows the voting securities owned by our directors and executive officers individually, and by all of our directors and executive officers as a group. Unless otherwise indicated in the footnotes, each person named below has sole voting power and investment power over the shares indicated.

         All information is as of December 31, 2000. As of that date, 3,714,088 shares of common stock were issued and outstanding.


                                                               Amount and
                                                                Nature of
Name and                                                       Beneficial         Percent
Address of Beneficial Owner             Title of Class          Ownership         of  Class
---------------------------            --------------         ------------        ------------
Pioneer Ventures Associates
  Limited Partnership                    Preferred Stock         10,660                 100.0%
651 Day Hill Road, P.O. Box 40
Windsor, CT 06095
Pioneer Ventures Associates
  Limited Partnership                    Common Stock         3,956,265                   84.6%
651 Day Hill Road, P.O. Box 40
Windsor, CT 06095
John L. Patten                           Common Stock           904,286                   23.0%
5 Saddle Hill Road
Far Hills, NJ 07931
Kathleen N. Patten                       Common Stock           825,981                   22.2%
5 Saddle Hill Road
Far Hills, NJ 07931
Irwin Schneidmill                        Common Stock           510,000                   13.7%
600 E. Crescent Ave
Upper Saddle River, NJ 07458
Deerskin Trading Post, Inc.              Common Stock           500,000                   13.5%
2500 Arrowhead Drive
Carson City, NV 89706
Dennis McNany                            Common Stock            10,000           (less than) 1%
600 E. Crescent Ave
Upper Saddle River, NJ 07458
Michael A. DeVarti                       Common Stock                --                      --
600 E. Crescent Ave
Upper Saddle River, NJ 07458
Debra Solan                              Common Stock               667           (less than) 1%
600 E. Crescent Ave
Upper Saddle River, NJ 07458
Robert Trause                            Common Stock            10,000           (less than) 1%
429 Hackensack Street
Carlstadt, NJ 07072
Richard Truzzolino                       Common Stock                27           (less than) 1%
84 Tanglewood Road
East Hanover, NJ 07936
Chase Caro                               Common Stock                --                      --
300 Mamaroneck Avenue
White Plains, NY 10605
John Ferraro                             Common Stock                --                      --
651 Day Hill Road, P.O. Box 40
Windsor, CT 06095
All directors and executive
  officers as a group                    Common Stock           530,694                    14.3%

         Pioneer Ventures Associates is entitled to cast a total of 2,339,000 votes with respect to these shares (representing approximately 42.9% of the voting power of all shareholders) for election of directors and on all other matters. The amount shown for Pioneer Ventures Associates includes 1,100,000 shares held directly and beneficially and 1,279,200 shares of common stock issuable upon conversion of 10,660 shares of Series A Senior Convertible Preferred Stock held by Pioneer Ventures Associates Limited Partnership. The shares beneficially owned by Pioneer Ventures Associates also include a total of 1,577,065 shares of common stock held by Kathleen N. Patten, Mary C. Patten, Sara E. Patten, Anne L. Patten, Irwin Schneidmill, Dennis McNany, Robert Trause, and certain other shareholders of America's Shopping Mall, with respect to which Pioneer has shared voting power under a voting and shareholders agreement.

         The general partner of Pioneer Ventures Associates Limited Partnership is Ventures Management Partners LLC, the managing member of which is Pioneer Ventures Corp. The address of these entities is 651 Day Hill Road, Windsor, CT 06095. The names and business addresses of the executive officers and directors of Pioneer Ventures Corp. are [to be filed by amendment].

         Mr. Ferraro does not hold any shares of stock in his own name. However, Mr. Ferraro is a director of the corporation that controls Pioneer Ventures Associates Limited Partnership (see note 9 below) and its designee to the Board of Directors of America's Shopping Mall pursuant to the terms of the voting and shareholders agreement. Accordingly, Mr. Ferraro may be deemed to share investment power and voting power over the shares beneficially owned by Pioneer Ventures Associates.

         John L. Patten and Kathleen N. Patten are husband and wife, and may be deemed to be a "group" for purposes of section 13(d) of the Securities Exchange Act of 1934.

         The amount shown for Mr. Patten includes 354,463 shares held by Mr. Patten in his own name with sole investment and voting power,275,000 shares of common stock held by Suffern Hills Associates LLC, an entity controlled by Mr. Patten and 225,000 shares of common stock issuable upon the exercise of warrants held by Suffern Hills Associates. Mr. Patten may be deemed the beneficial owner of 29,809 shares held by Benchmark Capital LLC, 20,000 shares held by Platform Development Corp. and 14 shares held by Adwell Inc. since he is president of each of these companies and may be deemed to have sole investment and voting power over the shares held by them.

         The amount shown for Mrs. Patten includes 714,834 shares held by Mrs. Patten in her own name, with respect to which she has sole investment power and shared voting power, 64,147 shares held by Mrs. Patten as custodian for her daughter Mary C. Patten, 24,000 shares held by Mrs. Patten as custodian for her daughter Sara E. Patten, as to which she has sole investment power and shared voting power, and 23,000 shares held by her daughter Anne L. Patten, with respect to which Mrs. Patten may be deemed to have shared investment power and shared voting power.

         The amount shown for Mr. Schneidmill includes 507,750 shares held by Mr. Schneidmill with sole investment power and shared voting power. Mr. Schneidmill may be deemed the beneficial owner of 2,250 shares held by his wife Amy Schneidmill.

         The amount shown for Deerskin Trading Post, consists of shares of common stock which are issuable upon conversion of $3,000,000 of convertible debentures due June 1, 2004. Deerskin Trading Post is a wholly-owned subsidiary of Initio, Inc., 2500 Arrowhead Drive, Carson City, NV 89706. According to the definitive proxy statement filed by Initio, Inc. with the Securities and Exchange Commission on December 17, 1999, the names and addresses of the executive officers and directors of Initio, Inc. are: Daniel A. DeStefano, chairman of the board and director, with a business address at 2500 Arrowhead Drive, Carson City, NV 89706; Martin Fox, president, secretary and director, with a business address at 2500 Arrowhead Drive, Carson City, NV 89706; James J. Holzinger, director, with an address at 7 Canterbury Way, Wayne, NJ 07470; Dr. Paul Lerman, director, with an address at 1000 River Road, Teaneck, NJ 07666; and Robert A. Lerman, director, with a business address at 651 Day Hill Road, Windsor, CT 06095.

Potential Change in Control

         Pioneer Ventures Associates Limited Partnership and certain principal shareholders of America's Shopping Mall are parties to a Voting and Shareholders Agreement, dated as of May 21, 1999. The agreement provides that so long as (a) Pioneer owns any of our Series A Convertible Preferred Stock, or (b) common stock obtained through the conversion of this preferred stock, or (c) any amounts remain outstanding under a $2,000,000 subordinated debenture due May 1, 2003, then each party to the voting agreement shall vote all of their shares of common stock to elect one person designated by Pioneer as a director at any meeting of our shareholders at which such designee shall be nominated.

         The voting agreement provides that if a default under, or breach of the voting agreement occurs which Pioneer believes adversely affects it or its rights under the voting agreement or the agreement relating to its investment in America's Shopping Mall, the parties to the voting agreement will call a special meeting of the shareholders and will vote their shares to elect a new Board of Directors of which persons nominated by Pioneer shall constitute a majority of the members. Pioneer designated directors will remain a majority of our Board for so long as Pioneer, its partners or affiliates own the preferred stock or the common stock obtained through the conversion of the preferred stock or there remains any amount outstanding under their subordinated debenture.

ITEM 6.  MANAGEMENT

Directors and Executive Officers

         Our Board of Directors are elected at the annual meeting of the shareholders and hold office for one year or until their successors are elected and qualify. The officers serve at the pleasure of the Board of Directors. The following table sets forth certain information with respect to each of our directors and executive officers.

    Name                Age                   Position

Irwin Schneidmill        47     Director and Chief Executive Officer
Dennis J. McNany         51     Director and Chief Financial Officer
Debra Solan              45     Senior Vice President of Purchasing and
                                  Merchandising, The Deerskin Companies, Inc.
Michael A. DeVarti       35     Vice President, Chief Information Officer,
                                  The Deerskin Companies, Inc.
Robert W. Trause         58     Director and Secretary
Chase A. Caro            42     Director
Richard Truzzolino       61     Director
John Ferraro             66     Director


         Irwin Schneidmill was president and a director of Advanced Medical Sciences from July 29, 1998 until its merger into America's Shopping Mall. Since we were incorporated, Mr. Schneidmill has served as our chief executive officer and as a director. Mr. Schneidmill joined Remarkable Office Products, Inc., a New Jersey corporation and direct-mail catalog retailer which is now owned by America's Shopping Mall, in October 1995. See "Certain Relationships and Related Transactions." Prior to joining Remarkable Office Products, Inc., Mr. Schneidmill had been the sole stockholder from July 1993 through October 1994 of Irwin Schneidmill, P.C., a public accounting firm. Mr. Schneidmill also currently serves as president, chief executive officer and a director of Celestial Ventures Corporation, a reporting company.

         Dennis J. McNany was a director of Advanced Medical Sciences from December 1998 until its merger into America's Shopping Mall. Since we were incorporated, Mr. McNany has served as our chief financial officer and as a director. From 1992 until joining us, Mr. McNany served as a financial consultant for an independent venture capitalist and for First Occupational Center of New Jersey, a large non-profit entity serving the disabled and disadvantaged population.

         Debra Solan is the Senior Vice President of Purchasing and Merchandising for our wholly-owned subsidiary, The Deerskin Companies, Inc., and has been working with the Deerskin and Joan Cook catalog businesses since 1977. She is responsible for overseeing the buying and merchandising activities for the catalogs. Furthermore, she manages all aspects of the creative process involved in developing the catalogs. This includes overseeing the artwork, presentation, printing and production of the catalogs. She is also responsible for developing the marketing plan and projecting sales for the Deerskin catalog.

         Michael A. DeVarti is the Vice President and Chief Information Officer for our wholly-owned subsidiary, The Deerskin Companies, Inc. and has been working for the Deerskin and Joan Cook catalog businesses since 1991. He is responsible for evaluating, managing, and implementing technology in support of all facets of the two catalog businesses. He oversees systems designs, programming, telecommunications, networking, data processing, customer service, internet, marketing and fulfillment for America's Shopping Mall.

         Robert W. Trause was secretary and a director of Advanced Medical Sciences since July 29, 1998 until its merger into America's Shopping Mall. Since our incorporation, Mr. Trause has served as our secretary and as a director. Mr. Trause is a professional insurance broker and has significant experience in property and casualty insurance as well as business life insurance and estate planning. From 1991 through 1997, Mr. Trause was a commercial lines account executive for Professional Insurance Associates, Inc. and since 1997 has been a senior commercial account specialist for that firm. Mr. Trause also serves as a director of Celestial Ventures Corporation, a reporting company.

         Chase A. Caro has been a director of America's Shopping Mall since May 1999. Mr. Caro is an attorney practicing in the areas of corporate law, commercial and securities litigation and arbitration. From September 1994 through December 1997, Mr. Caro was the managing partner of the law firm Caro & Graifman, P.C. From January 1998 through the present time he has been the managing partner of the law firm Caro & Associates P.C. During the period from August 1998 through February 1999 he also was a partner in Robinson Brog Leinwand Greene Genovese & Gluck, P.C.

         Richard Truzzolino has been a director of America's Shopping Mall since May 1999. For the last 20 years, Mr. Truzzolino has owned and managed a sandwich shop and for the last 10 years has also managed a real estate partnership.

         John Ferraro has been a director of America's Shopping Mall since May 21, 1999. Mr. Ferraro also serves as chief executive officer and chairman of the board of Thermodynetics, Inc. Thermodynetics is engaged in the design, manufacture and sale of enhanced surface metal tubing and related assemblies used primarily for heat transfer applications. Mr. Ferraro is also a director of Pioneer Ventures Management Partners LLC, the general partner of Pioneer Ventures Associates Limited Partnership, and is the designee of Pioneer Ventures Associates Limited Partnership on our Board. See "Security Ownership of Certain Beneficial Owners and Management--Potential Change of Control" below. Mr. Ferraro also serves as a director of American Interactive Media, Inc. Both Thermodynetics and American Interactive Media are reporting companies.

Committees of the Board of Directors

         The Board of Directors has appointed a compensation committee consisting of Irwin Schneidmill, John Ferraro and Chase Caro. It also has appointed an audit committee consisting of Irwin Schneidmill, Dennis McNany and Robert Trause. The compensation and audit committees both will serve until the next annual meeting of the Board of Directors.

Compensation of Directors

         In February 2000, we adopted a compensation plan for non-employee directors. Pursuant to this plan, directors who are not also officers of or employed by America's Shopping Mall or any of its subsidiaries, receive annual fees of $1,500 for their services as directors plus $350 per meeting for Board meetings attended. In addition, directors may be reimbursed reasonable travel expenses incurred in attending Board meetings.

ITEM 7.  EXECUTIVE COMPENSATION

Cash and Other Compensation

         The table which follows sets forth certain information concerning compensation paid to, earned by or awarded to Irwin Schneidmill, our chief executive officer, during the fiscal years ended April 30, 1998, 1999 and 2000. During this time, Mr. Schneidmill served as chief executive officer of Advanced Medical Sciences and as president of Remarkable Office Products. All information presented below is shown on a consolidated basis. In June 1999, we acquired Remarkable Office Products and in July 1999, Advanced Medical Sciences merged into America's Shopping Mall.

         No other executive officer's salary and bonus exceeded $100,000 for the fiscal year ended April 30, 2000.

                               ANNUAL COMPENSATION
                                                                 Other Annual
Name and Principal Position    Fiscal Year      Salary          Compensation
---------------------------    -----------     --------         --------------
Irwin Schneidmill                2000          $250,000               --
Chief Executive
  Officer and President          1999           145,000          $ 60,000
                                 1998           102,000               --

         No options or stock appreciation rights have been granted or exercised. At this time, no long-term incentive plans exist, although we do anticipate that we may consider such a plan in the future. Any such plan will be adopted by the compensation committee of the Board of Directors and approved by the Board of Directors as a whole.

Employment Contracts

         Irwin Schneidmill Effective May 1, 1999, Mr. Schneidmill entered into an employment agreement with America's Shopping Mall. Under his employment agreement, Mr. Schneidmill will serve as president and chief executive officer of America's Shopping Mall and each of our direct or indirect subsidiaries. Furthermore, we shall, during the term of the employment agreement, ensure the election and retention of Mr. Schneidmill as a director as well. Mr. Schneidmill is required to devote substantially his full time and energies during normal business hours to our affairs. Although Mr. Schneidmill may have outside business interests from which he profits separately, these interests may not interfere with the performance of his duties or conflict with our interests. The employment agreement expires April 30, 2004. During the term of the employment agreement, Mr. Schneidmill is to receive a base salary at the annual rate of $250,000 plus any additional incentive compensation which shall be paid at the discretion of the Board of Directors. Mr. Schneidmill may also participate in any health, disability, profit sharing or insurance plan we adopt as well as any stock option plan or similar arrangement for the benefit of senior executive officers. We also lease an automobile for the exclusive use of Mr. Schneidmill at a cost of $917 per month. The employment agreement also contains covenants by Mr. Schneidmill not to compete with our business. A state court may determine not to enforce, or partially enforce this covenant.

ITEM 8.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On March 9, 1999, Advanced Medical Sciences issued the following people shares of its common stock. These shares were later converted into shares of America's Shopping Mall common stock as a result of the merger of Advanced Medical Sciences into America's Shopping Mall:

o 14,500,000 shares were issued to John L. Patten in consideration for the assumption by Mr. Patten in February 1997 of $290,000 of liabilities of Advanced Medical Sciences which Mr. Patten subsequently paid. Mr. Patten has since gifted these shares to various members of his immediate family. These shares were converted into 483,334 shares of our common stock. See "Security Ownership of Certain Beneficial Owners and Management" above.

o 3,750,000 shares were issued to John L. Patten as payment of $75,000 loaned to Advanced Medical Sciences. Mr. Patten has since gifted these shares to various members of his immediate family. These shares were converted into 125,000 shares of our common stock.

o 3,000,000 shares were issued to Irwin Schneidmill in consideration for $60,000 of unpaid consulting fees due to him. These shares were later converted into 100,000 shares of our common stock. See "Security Ownership of Certain Beneficial Owners and Management" above.

         On May 11, 1999, Advanced Medical Sciences issued 10,000,000 shares of its common stock to Kathleen N. Patten as payment of $200,000 loaned to Advanced Medical Sciences. These shares were converted into 333,334 shares of our common stock as a result of the merger.

         On May 20, 1999, America's Shopping Mall, through our wholly-owned subsidiary, The Remarkable Group, Inc., purchased all of the outstanding stock of Creadis Promotions Inc. The stock was purchased from Irwin Schneidmill and from Kathleen N. Patten. Mr. Schneidmill and Mrs. Patten, together, were paid cash totaling $400,000, and each received 350,000 shares of our common stock for their interests in Creadis. Mr. Schneidmill and Mrs. Patten, through Creadis promotions, purchased the operating assets of that business in December 1998 for $250,000 plus their guarantee of obligations of approximately $410,000.

         In December 1998, Creadis purchased all of the operating assets of Heyden Corporation from Jeffrey Booth. The purchase price consisted of $75,000 in cash, an 8% secured promissory note in the amount of $245,557 due in full on February 8, 1999, and an 8% unsecured promissory note in the amount of $42,298 to be paid in sixty equal monthly installments. Creadis simultaneously entered into a five-year consulting agreement with McKenzie Consulting, Inc. requiring Creadis to pay McKenzie Consulting an aggregate of $367,200 in sixty equal monthly payments. The obligations under the two promissory notes and the consulting agreement were secured by guarantees executed by Mr. Schneidmill and John L. Patten. We were released from our remaining obligations under the notes and the consulting agreement when we sold substantially all the operating assets of Creadis to a company controlled by Mr. Booth in August 2000.

         In connection with the Deerskin and Joan Cook asset purchase, in May 1999, James T. Patten, the brother of John L. Patten, received a $100,000 unsecured 8% convertible debenture due June 1, 2004 from America's Shopping Mall. The debenture was converted into 18,181 shares of our common stock in January 2000.

         On June 3, 1999, America's Shopping Mall, through its wholly-owned subsidiary, The Remarkable Group, Inc., purchased all of the outstanding stock of Dynamic Products Corp. We issued a total of 240,000 shares of our common stock to Dynamic's shareholders for their interests. Dynamic's stock was held by certain parties related to America's Shopping Mall. The following related parties received shares of our common stock in exchange for their interests in
Dynamic:

o        Irwin Schneidmill received 57,500 shares;

o        Amy Schneidmill, the wife of Irwin Schneidmill, received 2,250 shares;

o        Kathleen N. Patten received 31,500 shares; and

o Sara Patten, Mary Patten, and Ann Patten, Kathleen Patten's daughters, each received 15,000 shares.

         In March and April, 2000, Kathleen Patten transferred 25,000 shares of common stock of two public companies to our brokerage account. We recorded the value of these shares as a loan from Ms. Patten in the amount of $868,750, the market value of the shares on the dates of transfer.

         In April 2000, we entered into an agreement with Pioneer Venture Associates Limited Partnership pursuant to which Pioneer exercised 500,000 of its 1,000,000 warrants to purchase common stock, at a reduced exercise price of $4.00 per share. In payment of the exercise price of the warrants, Pioneer canceled the $2,000,000 subordinated debenture that we assumed in connection with our purchase of Deerskin and Joan Cook. Additionally, Pioneer assigned the remaining 500,000 warrants to Suffern Hills Associates LLC, an entity owned by John L. Patten and Kathleen N. Patten. Suffern Hills Associates exercised warrants to purchase 275,000 shares at a reduced exercise price of $4.00 per share The remaining shares are exercisable at $4.50 per share if exercised thereafter. In order to induce Pioneer to enter into this transaction, we issued Pioneer 600,000 additional warrants to purchase common stock. These warrants have an exercise price of $4.50 per share if exercised thereafter. Pioneer exercised these warrants in December 2000.

         In April 2000, Suffern Hills Associates agreed to exercise its warrant, which we recorded as a subscription receivable. Mr. and Mrs. Patten canceled the indebtedness of America's Shopping Mall to Mrs. Patten incurred in connection with her transfer of stock to us, and applied the $865,375 amount of the loan against the purchase price payable under the subscription receivable.

ITEM 9.  DESCRIPTION OF CAPITAL STOCK

         America's Shopping Mall, Inc.'s amended articles of incorporation authorize us to issue 20,000,000 shares of common stock, par value $0.001 per share, and 20,000 shares of preferred stock, par value $0.001 per share.

         As of December 31, 2000 we had 3,714,088 shares of common stock and 10,660 shares of Series A Senior Convertible Preferred Stock issued and outstanding. Another 2,004,200 shares of common stock are reserved for issuance upon the exercise of warrants or upon conversion of certain convertible securities.

Common Stock

         Each holder of our common stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote of the outstanding shares present in person or by proxy at a stockholders' meeting is required for most actions to be taken by stockholders. Our directors are elected by a plurality of the votes cast. The holders of the common stock do not have cumulative voting rights. Accordingly, the holders of a majority of the voting power of the shares voting for the election of directors can elect all of the directors if they choose to do so. The common stock bears no preemptive rights, and is not subject to redemption, sinking fund or conversion provisions.

         Holders of common stock are entitled to receive dividends if, as and when declared by our Board of Directors out of funds legally available for dividends, subject to the dividend and liquidation rights of our outstanding preferred stock and any other series of preferred stock that we may issue in the future and subject to any dividend restriction contained in any credit facility which we may enter into in the future. Any dividends declared with respect to shares of common stock will be paid pro rata in accordance with the number of shares of common stock held by each stockholder. America's Shopping Mall does not, however, anticipate paying any cash dividends in the foreseeable future.

         In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share equally and ratably in the assets, if any, remaining after the payment of all of our debts and liabilities and payment of the liquidation preference of the holders of the Preferred Stock. The outstanding shares of common stock are, and the shares of common stock offered by the selling shareholders hereby will be, fully paid and nonassessable.

         See "Security Ownership of Certain Beneficial Owners and
Management--Potential Change in Control" above for additional information.

Series A Senior Convertible Preferred Stock

         The Board of Directors has designated 20,000 shares of preferred stock as Series A Senior Convertible Preferred Stock of which 10,660 shares are currently issued and outstanding.

         Each share of preferred stock is convertible at the option of Pioneer Ventures Associates Limited Partnership, the holder of the preferred stock, at any time into a number of shares of America's Shopping Mall common stock equal to the "Stated Value" (currently $420.00 per share and subject to adjustment) of the shares of preferred stock to be converted (plus accumulated dividends, if so elected by the holder) divided by $3.50. Currently, the 10,660 shares of preferred stock issued and outstanding may be converted into 1,279,200 shares of common stock. The conversion price may be reset to a lower value in the future should the average closing bid price of our common stock as reported on the OTC Bulletin Board be below $3.50. The conversion price and the number of shares of common stock issuable upon conversion of the preferred stock is also subject to further adjustment in certain circumstances in order to protect against dilution.

         Pioneer is entitled an 8% cumulative annual cash dividend payable quarterly ($8.40 per share per quarter) in arrears on each March 31, June 30,

September 30, and December 31 out of funds legally available for the payment of dividends under Nevada law. We may, upon approval by a majority of our entire Board of Directors, elect to pay dividends on the preferred stock, by issuing additional shares of preferred stock with identical terms and provisions to the existing preferred stock. If we elect to pay any dividend by issuing additional preferred stock in lieu of a cash dividend, the amount of the dividend will be at the rate of 13% per annum, or $13.65 per share per quarter. The failure to pay any dividend when due is an event of default under the Certificate of Designation of the preferred stock and results in additional dividend payments at the default rate. Furthermore, any event default under the Certificate of Designation will trigger the change of control provisions pursuant of the Voting and Shareholders Agreement, described above under "Security Ownership of Certain Beneficial Owners and Management-Potential Change of Control" on page 23.

         Upon our liquidation, dissolution or winding-up, Pioneer is entitled to a liquidation preference of $1,000 per share and an amount equal to any accrued and unpaid dividends to the payment date. Pioneer is entitled to receive these amounts before any payment or distribution is made to the holders of our common stock or any other equity securities of America's Shopping Mall.

         Pioneer is also entitled

o to purchase or subscribe for any capital stock, equity or debt securities or any options, warrants, rights to purchase any such securities or rights of America's Shopping Mall proposed to be issued by us; and

o        provide any debt financing proposed to be obtained by America's
         Shopping Mall.

         This right of first refusal is subject to certain conditions and exceptions.

         The preferred stock has full voting rights and votes together with the common stock as a single class. Each share of preferred stock entitles the holder to cast the number of votes to which he would be entitled if the preferred stock had been converted into shares of common stock on the appropriate record date.

         So long as an aggregate of at least 5% of the outstanding preferred stock (including in the denominator any preferred stock which has been converted into common stock) is held by Pioneer, America's Shopping Mall may not, without the affirmative vote or consent of the holders of a majority of all outstanding shares of the preferred stock voting separately as a class, do any of the following:

o Amend, alter or repeal any provision of its Articles of Incorporation or By-Laws so as to adversely affect the relative rights, preferences, qualifications, limitations or restrictions of the preferred stock..

o Authorize or issue any additional equity securities of any subsidiaries (with certain exceptions).

o Approve any merger, consolidation, compulsory share exchange or sale of assets which we are a party.

o Repurchase or redeem any equity securities or pay dividends or other distributions on any equity securities.

o        Liquidate, dissolve, recapitalize or reorganize.

o Incur any indebtedness for borrowed money or guarantee indebtedness of other persons, directly or indirectly, except indebtedness of any wholly-owned subsidiaries.

o Effect any fundamental changes in the nature of our business, including acquiring or investing in another business entity.

o Approve the sale or transfer of any material intangible or intellectual property, other than the issuance of licenses.

         We have the right to redeem any or all of the preferred stock on any quarterly dividend payment date provided written notice is first given. The redemption price for each share of preferred stock to be redeemed shall be paid by in cash in an amount equal to the stated value of such share ($420.00), plus an amount sufficient such that the holder thereof receives an annual rate of return equal to 25%, for the period from the original issue to the redemption date, on a compounded basis.

Warrants

         As of December 31, 2000, warrants to purchase 225,000 shares of our common stock were outstanding.

         Exercise Price and Term. Each of the warrants entitles the holder thereof to purchase at any time until May 21, 2004, one share of common stock at an exercise price of $4.50 per share, if exercised thereafter, subject to adjustment. The holder of warrant may exercise it by surrendering the warrant certificate to us, together with a notice of exercise. The notice of exercise must be accompanied by payment in full of the exercise price.

         Adjustments. The exercise price and number of shares of common stock purchasable upon the exercise are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations and reclassification of the common stock. Additionally, an adjustment would be made in the case of a reclassification or exchange of the common stock, consolidation or merger of America's Shopping Mall with another corporation (other than a consolidation or merger in which we are the surviving corporation) or sale of all or substantially all of our assets. These adjustment provisions are intended to enable the warrant holder to acquire the kind and number of shares of stock or other property receivable in a consolidation by the holder of the like number of shares of common stock, that might otherwise have been purchased upon the exercise. The warrants do not confer upon the holder any voting, dividend or other rights as shareholders of America's Shopping Mall.

Transfer Agent

         The Transfer Agent for our common stock is Florida Atlantic Stock Transfer, Inc., Tamarac, Florida.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         The following table lists the high and low closing bid and asked prices for our common stock for the periods indicated, as reported by the National Quotation Bureau LLC. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

         The market price information given below is presented to comply with SEC disclosure requirements. However, quotations for periods before May 1999 reflect limited and sporadic trading in the stock of our predecessor company during a period when it was dormant and had no operating business or revenues. Stock price quotations published for dates following the acquisitions of our new businesses in May 1999 and the subsequent reincorporation and reverse stock split described in this Form 10-SB have appeared without the benefit of any publicly available information concerning America's Shopping Mall. Consequently, the prices shown in the following table are not a meaningful record of the past market value of our common stock or a reliable indication of prices to be expected in the future.

         The quotations given in the table are composites which give effect to the following events:

o For periods up to July 16, 1999, the quotations relate to the common stock of our predecessor, Advanced Medical Sciences, which was listed on the OTC Bulletin Board operated by NASDAQ under the trading symbol "AMDS."

o Effective July 19, 1999, the trading symbol of our common stock was changed to "AMMA" due to the merger of Advanced Medical Sciences into America's Shopping Mall. The merger resulted in each shareholder of Advanced Medical Sciences receiving one one-thirtieth (1/30) of a share of America's Shopping Mall common stock for every one share of Advanced Medical Sciences common stock held by the shareholder on the date of the merger. All quotations for periods before July 16, 1999, have been adjusted to reflect this 30-to-one reverse split.

o On August 3, 1999, our common stock was delisted from the OTC Bulletin Board. Quotations for the period from August 2, 1999 through October 29, 1999 have appeared in the "pink sheets" published by the National Quotation Bureau.

         We expect that after the date of this Form 10-SB our common stock will again be quoted on the OTC Bulletin Board under the trading symbol "AMMA."


                                                           Closing Bid           Closing Asked
                                                       -------------------   ---------------------
Period                                                  High         Low        High         Low
------                                                 -------     -------   ---------    --------

Fiscal Year Ended April 30, 1999:
  First Quarter....................................    $1.50        $1.20      $1.80         $1.50
  Second Quarter...................................     1.20         1.20       1.80          1.80
  Third Quarter....................................     1.20         1.20       1.80          1.80
  Fourth Quarter...................................     6.90         1.20       8.40          1.80

Fiscal Year Ended April 30, 2000:
  May 3, 1999--Jul. 16, 1999.......................     6.5625       3.750      6.5625        5.10
  Jul. 19, 1999--Jul. 30, 1999.....................     5.00         3.625      6.00          5.375
  Aug. 2, 1999--Oct. 29, 1999......................     5.00         4.00       7.00          5.00
  Nov. 1, 1999--Jan. 31, 2000......................     6.00         3.75       8.00          4.50
  Feb. 1, 2000--April 30, 2000.....................     6.00         6.00       8.00          8.00
Fiscal Year Ending April 30, 2001:
  First Quarter....................................     5.00         5.00       7.00          7.00
  Second Quarter...................................     5.00         5.00       7.00          7.00
  Third Quarter....................................     5.00         5.00       8.00          8.00

         At December 31, 2000, there were approximately 96 holders of record of our common stock. Based on information furnished by brokers and other nominees, we estimate that there are approximately 59 additional beneficial owners of our common stock.

                                 DIVIDEND POLICY

         We have never declared or paid any cash dividends on our common stock. We intend to retain any earnings for use in the operation and expansion of our business. This policy, and the other restrictions described below, make it highly unlikely that we will pay any cash dividends in the foreseeable future.

         We have outstanding preferred stock that requires us to declare and pay dividends of approximately $84,000 every quarter. The holders of our outstanding preferred stock are entitled to receive all accrued unpaid dividends before we can pay any dividends on our common stock. In addition to the terms of our outstanding preferred stock, it is anticipated that the terms of future debt and/or equity financings may further restrict the payment of cash dividends.

         We paid all accrued dividends that accrued on our preferred stock through December 31, 1999 in cash. However, at March 31, 2000 and June 30, 2000 we did not have funds available under Nevada law for the payment of cash dividends on our preferred stock. As permitted by Nevada law and the terms of our preferred stock, we paid the dividends due by issuing 325 additional shares and 335 additional shares, respectively, of Series A Senior Convertible Preferred Stock to Pioneer Ventures Associates Limited Partnership, the holder of all of the preferred stock.

ITEM 2.  LEGAL PROCEEDINGS

         From time to time we may be a party to routine litigation and proceedings in the ordinary course of our business. No litigation or other proceedings are pending or, as far as we know, threatened that would have a material adverse effect on our business, results of operations or financial condition.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         The following securities have been sold by America's Shopping Mall, Inc. or its predecessor, Advanced Medical Sciences, Inc. within the past three years without registering the securities under the Securities Act:

1. On March 9, 1999, Advanced Medical Sciences' Board of Directors issued 14,500,000 shares of its common stock to John L. Patten in consideration for the assumption by Mr. Patten in February 1997 of $290,000 of liabilities of Advanced Medical Sciences which Mr. Patten subsequently paid. The sale was deemed to be exempt from registration by virtue of Section 4(2) of the Securities Act as a transaction not involving any public offering.

2. On March 9, 1999, Advanced Medical Sciences' Board of Directors issued 3,750,000 shares of common stock to John L. Patten in payment of $75,000 loaned to the company. The sale was deemed to be exempt from registration by virtue of Section 4(2) of the Securities Act as a transaction not involving any public offering.

3. On March 9, 1999, Advanced Medical Sciences' Board of Directors issued 3,000,000 shares of common stock to Irwin Schneidmill, president and a director of Advanced Medical Sciences, in consideration of $60,000 of unpaid consulting fees due to him. The sale was deemed to be exempt from registration by virtue of Section 4(2) of the Securities Act as a transaction not involving any public offering.

4. On May 11, 1999, Advanced Medical Sciences' Board of Directors issued 10,000,000 shares of common stock to Kathleen N. Patten in payment of $200,000 loaned to the company. The issued sale was deemed to be exempt from registration by virtue of Section 4(2) of the Securities Act as a transaction not involving any public offering.

5. Pursuant to an asset purchase agreement dated as of April 21, 1999 whereby America's Shopping Mall acquired the Deerskin and Joan Cook catalog businesses, the purchase price of the acquired assets was paid through the issuance of certain unregistered securities, including (a) on May 1, 1999, the assumption by America's Shopping Mall of an 8% subordinated debenture due May 1, 2003 of the seller in the principal amount of $2,000,000 held by Pioneer Ventures Associates Limited Partnership; (b) on May 21, 1999, the issuance of an 8% convertible debenture due June 1, 2004 in the principal amount of $3,400,000 to Deerskin Trading Post, Inc. which is secured by the customer list, artwork, software and intellectual property purchased under the asset purchase agreement; and (c) on May 21, 1999, the issuance of an 8% convertible debenture due June 1, 2004 in the principal amount of $100,000 to James T. Patten. The $3,500,000 8% convertible debentures due June 1, 2004 are convertible into America's Shopping Mall common stock at a conversion price of $5.50 per share. However, if on or before December 31, 1999 America's Shopping Mall prepays to Deerskin Trading Post, Inc. $400,000 of the principal amount of the debenture held by it plus interest accrued to the date of such payment, then the conversion price shall be increased from $5.50 to $6.00 per share. The assumption and issuance of these debentures were deemed to be exempt from registration by virtue of Section 4(2) of the Securities Act as transactions not involving any public offering. The common shares underlying the convertible debentures are being registered herewith.

6. On May 20, 1999, America's Shopping Mall through its wholly-owned subsidiary, The Remarkable Group, Inc. purchased all of the outstanding stock of Creadis Promotions, Inc. America's Shopping Mall paid $400,000 cash and issued 700,000 shares of common stock on May 20, 1999 to two of Creadis Promotions' former shareholders for their interests. The shares were issued in a private placement and were deemed to be exempt from registration by virtue of Section 4(2) of the Securities Act as a transaction not involving any public offering.

7. On June 3, 1999, America's Shopping Mall through its wholly-owned subsidiary, The Remarkable Group, Inc. purchased all of the outstanding stock of Dynamic Products Corp. America's Shopping Mall issued an aggregate 240,000 shares of common stock on June 3, 1999 to thirteen of Dynamic Products' former shareholders for their interests. The shares were issued in a private placement and were deemed to be exempt from registration by virtue of Section 4(2) of the Securities Act as a transaction not involving any public offering.

8. On May 21, 1999, America's Shopping Mall completed a $4,200,000 financing. Pursuant to the terms of the transaction, America's Shopping Mall issued the following unregistered securities to Pioneer Ventures Associates Limited Partnership: (a) 10,000 shares of Series A Senior Convertible Preferred Stock, $.001 par value per share; and
         (b)1,000,000 warrants each of which will entitle the holder thereof to purchase one share of America's Shopping Mall common stock at $4.50 per share at any time until May 21, 2004. The Series A Senior Convertible Preferred Stock is currently convertible into 1,200,000 shares of America's Shopping Mall common stock. At the closing, America's Shopping Mall paid an investment banking fee of $105,000 to Ventures Management Partners LLC, the general partner of Pioneer Ventures Associates Limited Partnership and a $5,000 non-accountable expense allowance to Ventures Management Partners LLC for its out-of-pocket expenses incurred in connection with the transaction. The issuance of the Series A Senior Convertible Preferred Stock and the warrants were deemed to be exempt from registration by virtue of Section 4(2) of the Securities Act as a transaction not involving any public offering. The common shares underlying the Series A Senior Convertible Preferred Stock and the warrants are being registered herewith.

9. On July 14, 1999, Advanced Medical Sciences merged into America's Shopping Mall. Pursuant to the terms of the Amended and Restated Plan of Merger dated June 24, 1999, each share of common stock of Advanced Medical Sciences issued and outstanding immediately prior to the effective time of the merger was converted into one-thirtieth (1/30) of a share of common stock of America's Shopping Mall. No fractional shares of common stock were issued as a result of the merger and all fractional shares were rounded to the next larger whole number.

         America's Shopping Mall intended that this transaction would constitute an exchange of its common stock with Advanced Medical Sciences' shareholders exclusively where no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange, and that, therefore, the securities issued would constitute exempt securities under Section 3(a)(9) of the Securities Act. America's Shopping Mall has been advised by its counsel, however, that such exemption was not then available to it by reason of the requirements contained in Rule 145. America's Shopping Mall has no other basis to claim exemption from registration for this transaction. In order to rectify this inadvertent error, America's Shopping Mall is registering all of its issued and outstanding shares of common stock as well as all of the shares of its common stock which may be issued pursuant to conversion of convertible securities or the exercise of warrants previously issued. No proceeds will be received by America's Shopping Mall upon any subsequent sales (if any) of its common stock registered hereunder.

10. On January 30, 2000 America's Shopping Mall issued 18,181 shares of common stock to James T. Patten upon conversion of $100,000 principal amount of 8% convertible debentures due June 1, 2004. The transaction was deemed to be exempt from registration by virtue of Section 3(a)(9) of the Securities Act as it involved an exchange by the issuer with an existing security holder, no commission or other remuneration having been paid or given directly or indirectly for soliciting the exchange.

11. On April 17, 2000 America's Shopping Mall issued 500,000 shares of common stock to Pioneer Ventures Associates Limited Partnership upon the exercise by Pioneer Ventures Associates of 500,000 warrants to purchase common stock. In payment of the exercise price of the shares of common stock, Pioneer Ventures Associates surrendered for cancellation the $2,000,000 subordinated debenture that America's Shopping Mall assumed in connection with its purchase of the Deerskin and Joan Cook catalog businesses from Initio, Inc. The sale was deemed to be exempt from registration by virtue of Section 4(2) of the Securities Act as a transaction not involving a public offering.

12. In May and June 2000, America's Shopping Mall issued an aggregate of 275,000 shares of common stock to Suffern Hills Associates LLC upon the exercise by Suffern Hills Associates of 275,000 warrants to purchase common stock at an exercise price of $4.00 per share. The sale was deemed to be exempt from registration by virtue of Section 4(2) of the Securities Act as a transaction not involving a public offering.

         13. In December 2000, America's Shopping Mall issued 600,000 shares of common stock to Pioneer Ventures Associates Limited Partnership upon the exercise by Pioneer Ventures Associates of 600,000 warrants to purchase common stock at an exercise price of $4.50 per share. The sale was deemed to be exempt from registration by virtue of Section 4(2) of the Securities Act as a transaction not involving a public offering.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Subsection 1 of Section 78.751 of the Nevada General Corporation Law ("NGCL") empowers us to indemnify any person who was or is a party or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except in an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of America's Shopping Mall. We may indemnify this person against all reasonable expenses, incurred by him in connection with such action, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests. With respect to any criminal action or proceedings, he must have had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to our best interests. With respect to any criminal action or proceeding, he must have reasonable cause to believe his action was unlawful.

         Subsection 2 of Section 78.751 empowers us to indemnify any person against any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he acted in any of the capacities set forth above. No indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom to be liable to us or for amounts paid in settlement to us unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         The NGCL also provides that to the extent that a director, officer, employee or agent of America's Shopping Mall has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2 of Section 78.751, or in the defense of any claim, therein, he must be indemnified by us against all reasonable expenses, incurred by him in connection with the defense. Furthermore, any indemnification under subsection 1 and 2, unless ordered by a court or advanced pursuant to subsection 5 of Section
78.751 described below, must be made only as authorized in the specific case upon a determination that indemnification of the person is proper in the circumstances. The determination must be made by the stockholders, by a majority vote of a quorum of the board of directors who were not parties to the act, suit or proceeding, or in specified circumstances, by independent legal counsel in a written opinion.

         Subsection 5 of Section 78.751 states that the articles of incorporation, bylaws or an agreement made by us may provide that the expenses of officers and directors incurred in defending a civil or criminal action, must be paid by America's Shopping Mall as they are incurred and in advance of the final disposition of such action, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court that he is not entitled to be indemnified by the corporation.

         The indemnification provided for by Section 78.751 of the NGCL is not exclusive of any other rights to which the indemnified party may be entitled. The scope of indemnification continues to those who have ceased to hold such positions, and to their heirs, executors and administrators. If a final adjudication establishes that an indemnified party's acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action they cannot be indemnified.

         Our bylaws provide for indemnification of officers, directors and others to the fullest extent permitted by Nevada law.

         The Employment Agreement dated as of May 1, 1999, between America's Shopping Mall and Irwin Schneidmill also provides that we shall, to the fullest extent permitted by the laws of the State of Nevada, defend, indemnify and hold Mr. Schneidmill harmless from and against any and all judgments, fines, amounts paid in settlement, reasonable and necessary out of pocket expenses (including reasonable attorneys' fees), liabilities, damages, costs and claims actually incurred by or asserted against him. Such indemnifiable expenses may arise out of, result from or relate to any threatened, pending or completed action, suit or proceeding made by a party by reason of his being or having been a director or officer of America's Shopping Mall. Mr. Schneidmill is also indemnified against any threatened, pending or completed action, suit or proceeding instituted by or in the right of America's Shopping Mall to procure a judgment in its favor and to which Mr. Schneidmill is a party.

         All expenses incurred by Mr. Schneidmill which are indemnifiable by us are to be paid or reimbursed as and when statements therefor are rendered.

         Section 78.752 of the NGCL empowers us to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the authority to indemnify him against such liabilities and expenses.

         We have agreed in our employment agreement with Irwin Schneidmill to use our best efforts to obtain and maintain in full force and effect during the term of the agreement, directors' and officers' liability insurance policies providing full and adequate protection to Mr. Schneidmill in his various capacities. The Board of Directors, however, has no obligation to purchase such insurance if, in its opinion, coverage is available only on unreasonable terms that would have a materially adverse effect on our financial condition. To date, we have not been able to obtain a directors' and officers' liability insurance policy on terms that we consider reasonable and affordable.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of America's Shopping Mall pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities covered by this Form 10-SB, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
America's Shopping Mall, Inc. and Subsidiaries
Upper Saddle River, New Jersey

We have audited the accompanying consolidated balance sheet of America's Shopping Mall, Inc. and Subsidiaries (formerly Advanced Medical Sciences, Inc.) as at April 30, 2000 and the related consolidated statements of operations, shareholders' equity (deficiency), and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of America's Shopping Mall, Inc. and Subsidiaries as at April 30, 2000 and the results of its operations and cash flows for each of the two years then ended, in conformity with generally accepted accounting principles.

Arthur Yorkes & Company
New York, New York

July 21, 2000

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                           CONSOLIDATED BALANCE SHEET


                                     ASSETS

                                                                             April 30,      October 31,
                                                                                 2000             2000
                                                                          ------------      ------------
                                                                                            (Unaudited)
Current assets:
     Cash                                                                 $      7,158      $     38,536
     Restricted cash                                                           211,000           135,000
     Accounts receivable, net of allowance for doubtful
       accounts of $10,000                                                     317,413           161,662
     Inventory                                                               1,503,512         2,557,698
     Marketable securities at market value                                     743,113            26,968
     Stock subscription receivable                                             234,625                 -
     Prepaid advertising                                                        82,992           944,430
     Other prepaid expenses                                                     30,000           121,005
                                                                          ------------      ------------

         Total current assets                                                3,129,813         3,985,299

Property and equipment, net of accumulated depreciation                        580,463           648,453
Intangible assets, net of accumulated amortization                           1,926,965         1,728,452
Other assets                                                                    89,579           135,683
                                                                          ------------      ------------
                                                                          $  5,726,820      $  6,497,887
                                                                          ============      ============

                LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities:
     Accounts payable                                                     $  1,815,697      $  2,850,668
     Accrued expenses payable                                                  573,314           658,335
     Due to shareholders                                                       272,397           727,620
     Note payable, current portion                                             143,460           979,849
                                                                          ------------        ----------

         Total current liabilities                                           2,804,868         5,216,472
                                                                          ------------        ----------

Long-term debt:
     Convertible debenture payable                                           3,000,000         3,000,000
     Note payable, net of current portion                                       22,558                 -
     Note payable                                                                    -           215,000
                                                                          ------------        ----------
                                                                             3,022,558         3,215,000
                                                                          ------------        ----------

Commitments (Note 8)

Shareholders' equity (deficiency):
     Preferred stock $.001 par value, authorized 20,000 shares:
       issued and outstanding 10,325 series A convertible shares                    10                10
     Paid-in-capital - preferred stock                                       4,131,490         4,131,490
     Common stock, $.001 par value; authorized 20,000,000 shares:
       3,114,088 issued and outstanding                                          3,114             3,114
     Paid-in-capital - common stock                                          5,098,226         5,098,226
     Deficit                                                                (9,333,446)      (11,166,425)
                                                                          ------------        ----------

                                                                              (100,606)       (1,933,585)
                                                                          ------------        ----------

                                                                          $  5,726,820      $  6,497,887
                                                                          ============      ============

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                            STATEMENTS OF OPERATIONS



                                                 For The Years Ended         For The Six Months Months Ended
                                                      April 30,                      October 31,
                                             ----------------------------    -------------------------------
                                                                                   (Unaudited)
                                                 1999            2000           1999           2000
                                             ------------    ------------    -----------    -----------

Revenues                                     $ 11,154,399    $ 12,550,288    $ 4,542,698    $ 3,137,262

Cost of sales                                   4,103,393       5,519,233      1,742,454      1,016,918
                                             ------------    ------------    -----------    -----------

Gross profit                                    7,051,006       7,031,055      2,800,244      2,120,344
                                             ------------    ------------    -----------    -----------

Selling, general and
  administrative expenses                       7,952,628       9,740,339      3,788,124      3,417,933

Loss on sale of division                               --              --             --         68,941
                                             ------------    ------------    -----------    -----------

                                                7,952,628       9,740,339      3,788,124      3,486,874
                                             ------------    ------------    -----------    -----------

Operating loss                                   (901,622)     (2,709,284)      (987,880)    (1,366,530)

Interest expense                                  260,808         497,827        290,479        185,754
                                             ------------    ------------    -----------    -----------

Net loss before other income (loss)            (1,162,430)     (3,207,111)    (1,278,359)    (1,552,284)
                                             ------------    ------------    -----------    -----------


Other income (loss):
     Net gain (loss) on sale of securities
       (including $7,048 unrealized gain
       at April 30, 2000 and $93,708 and
       $253,198 unrealized losses at
       October 31, 1999 and 2000,
       respectively)                                   --        (441,006)      (124,915)      (298,286)

Dividend and interest income                           --          40,288         10,973         17,591
                                             ------------    ------------    -----------    -----------

Total other loss                                       --        (400,718)      (113,942)      (280,695)
                                             ------------    ------------    -----------    -----------

Net loss                                     $ (1,162,430)   $ (3,607,829)   $(1,392,301)   $(1,832,979)
                                             ============    ============    ===========    ===========

Loss applicable to common shares               (1,162,430)     (3,948,729)    (1,392,301)    (2,057,915)
                                             ============    ============    ===========    ===========

Net loss per common share                    $       (.61)   $      (1.70)   $      (.60)   $      (.66)
                                             ============    ============    ===========    ===========

Weighted average outstanding shares
  (retroactively adjusted for 1 for 30
  conversion)                                   1,895,154       2,316,925      2,320,907      3,114,088
                                             ============    ============    ===========    ===========

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)



                                                      Preferred Stock                               Common Stock
                                                 ------------------------  -----------------------------------------------------

                                                               Additional                              Additional
                                                                Paid-in-     Shares                      Paid-in-
                                                   Par Value    Capital      Issued       Par Value       Capital       Deficit
                                                   ---------    ---------  -----------    --------      ----------    -------------

Balance, May 1, 1998                                   --            --     24,677,200    $   123,386    $1,215,204   $ (1,376,063)
Common stock issued                                    --            --     16,750,000         83,750       251,250             --
Net loss for the year ended April 30, 1999             --            --             --             --            --       (118,040)
                                                                           -----------    -----------    ----------   ------------
Balance, April 30, 1999                                --            --     41,427,200        207,136     1,466,454     (1,494,103)
                                                                           -----------    -----------    ----------   ------------

As retroactively adjusted for 1 for 30
  conversion in July 1999                              --            --      1,380,907          1,381     1,672,209     (1,494,103)

Common stock issued on acquisition
   of subsidiaries                                     --            --        940,000            940     1,691,060             --
Accumulated deficits and paid-in-capital
  of merged companies at May 1, 1999                   --            --             --             --       627,750     (1,335,411)
Elimination of investment in intangible assets
  of merged companies under common control             --            --             --             --            --     (2,555,203)
Elimination of investment in
  merged companies                                     --            --             --             --    (2,092,000)            --
Preferred shares issued                                10   $ 4,199,990
Issue costs of preferred shares                        --      (205,000)            --             --            --             --
Common stock issued on conversion of
  debentures in January 2000                           --            --         18,181             18        99,982             --
Common stock issued upon conversion of
  debentures and exercise of warrants in April 2000    --            --        775,000            775     3,099,225             --
Net loss for the year ended
  April 30, 2000                                       --            --             --             --            --     (3,607,829)
Preferred dividends paid                               --            --             --             --            --       (204,400)
Preferred dividends paid by issuance of Series A
  convertible preferred stock                          --       136,500             --             --            --       (136,500)
                                                      ---   -----------    -----------    -----------    ----------   ------------

Balance, April 30, 2000                                10     4,131,490      3,114,088          3,114     5,098,226     (9,333,446)

Net loss for the six months
  ended October 31, 2000                               --            --             --             --            --     (1,832,979)
                                                      ---   -----------    -----------    -----------    ----------   ------------

Balance, October 31, 2000 (unaudited)                 $10   $ 4,131,490      3,114,088    $     3,114    $5,098,226   $(11,166,425)
                                                      ===   ===========    ===========    ===========    ==========   ============

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                            STATEMENTS OF CASH FLOWS



                                                                                                For The Six
                                                            For The Years Ended              Months Months Ended
                                                                  April 30,                      October 31,
                                                           --------------------------   --------------------------
                                                                                                (Unaudited)
                                                             1999           2000           1999           2000
                                                           -----------    -----------    -----------    -----------

Cash used for operating activities:

     Net loss                                              $(1,162,430)   $(3,607,829)   $(1,392,301)   $(1,832,979)
                                                           -----------    -----------    -----------    -----------
     Adjustments to reconcile net loss to net cash
       used in operating activities, net of acquisition:
     Common stock issued for consulting fees                    60,000             --             --             --
     Depreciation and amortization                             233,638        334,999        317,370        130,634
     Loss on business segment                                       --             --             --        113,750
     Forgiveness of debt                                            --             --             --        (15,200)
     Abandonment of equipment                                       --         50,661             --             --
     Unrealized (gain) loss on marketable securities                --         (7,048)        93,708        253,198
     (Increase) decrease in:
         Accounts receivable                                   528,553       (114,352)      (121,870)       155,751
         Inventory                                            (121,711)       567,040     (1,006,588)
                                                                                                         (1,054,186)
         Marketable securities                                      --       (736,065)      (408,512)       462,947
         Prepaid assets and other assets                       215,335        223,537       (351,338)      (998,547)
     Increase (decrease) in:
         Advance to companies subsequently acquired            (56,509)            --             --             --
         Prepaid expenses                                      (10,000)            --             --             --
         Accounts payable and accrued expenses                (385,004)     1,778,128      1,392,893      1,135,192
         Other                                                 104,839             --         35,249             --
                                                           -----------    -----------    -----------    -----------

              Total adjustments                                569,141      2,096,900        (49,088)       183,539
                                                           -----------    -----------    -----------    -----------

         Cash used in operating activities                    (593,289)    (1,510,929)    (1,441,389)    (1,649,440)
                                                           -----------    -----------    -----------    -----------

Cash used in investing activities:

     Purchase of property and equipment                       (219,393)      (440,486)       (10,040)      (113,861)
     Acquisition of business                                  (362,856)      (873,328)      (873,328)            --
                                                           -----------    -----------    -----------    -----------
         Net cash used in investing activities                (582,249)    (1,313,814)      (883,368)      (113,861)
                                                           -----------    -----------    -----------    -----------

Cash provided by (used in) financing activities:
     Payments received toward
       common stock subscribed                                 135,000      1,008,750        140,000        234,625
     Proceeds form issuance of common stock                    250,000             --             --             --
     Issuance of preferred stock                                    --      3,995,000      3,995,000             --
     Preferred stock dividends paid                                 --       (204,400)      (120,400)            --
     Increase (decrease) in:
         Restricted cash                                            --       (211,000)            --         76,000
         Due to shareholders                                   120,690       (169,700)       (62,169)       455,223
         Due to affiliates                                      83,226             --             --             --
         Notes payable - current portion                        39,478     (1,182,227)    (1,267,556)       (22,558)
         Debentures payable                                         --       (400,000)            --             --
         Notes payable - long-term                                  --             --             --      1,051,389
                                                           -----------    -----------    -----------    -----------
              Net cash provided by financing activities        628,394      2,836,423      2,684,875      1,794,679
                                                           -----------    -----------    -----------    -----------

Adjustment to cash flows for items
  not included in acquisition                                  542,592             --             --             --
                                                           -----------    -----------    -----------    -----------

Increase (decrease) in cash and cash equivalents                (4,552)        11,680        360,118         31,378
Cash and cash equivalents, beginning of period                      30         (4,522)        (4,522)         7,158
                                                           -----------    -----------    -----------    -----------

Cash and cash equivalents, end of period                   $    (4,522)   $     7,158    $   355,596    $    38,536
                                                           ===========    ===========    ===========    ===========


                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                            STATEMENTS OF CASH FLOWS
                                   (Continued)

                          FOR THE YEAR ENDED APRIL 30,


                                                         For The Years Ended       For The Six Months Ended
                                                              April 30,                  October 31,
                                                       -------------------------  ----------------------------
                                                                                       (Unaudited)
                                                         1999          2000           1999           2000
                                                       ---------    -----------    -----------    --------

Supplemental cash flows information:

     Cash paid for interest                            $ 145,968    $   497,827    $   290,479    $153,152
                                                       ---------    -----------    -----------    --------

Non-cash transactions:
     Issuance of 500,000 shares of common stock upon
       cancellation of debentures                      $      --    $ 2,000,000    $        --    $     --
                                                                    -----------    -----------    --------

Issuance of 135 shares of
  preferred stock in payment of dividend               $      --    $   136,500    $        --    $     --
                                                                    -----------    -----------    --------

Common stock issued for consulting fees                $  60,000    $        --    $        --    $     --
                                                       ---------    -----------    -----------    --------



Details of acquisitions:
     Assets acquired                                          --      5,125,750      5,125,750          --
     Liabilities assumed                                      --      4,415,286      4,415,286          --
                                                       ---------    -----------    -----------    --------

                                                              --        710,464        710,464          --
                                                       ---------    -----------    -----------    --------

     Debentures given upon acquisitions                       --      3,500,000      3,500,000          --
     Accumulated deficits and paid-in-capital
       of merged companies                                    --       (707,661)      (707,661)         --
     Value of common stock issued in mergers                  --      1,692,000      1,692,000          --
     Elimination of investment in intangibles
       under common control                                   --     (2,555,203)    (2,555,203)         --
     Elimination of investment in merged companies            --     (2,092,000)    (2,092,000)         --
                                                       ---------    -----------    -----------    --------

                                                              --       (162,864)      (162,864)         --
                                                       ---------    -----------    -----------    --------
     Cash paid for acquisition                         $      --    $   873,328    $   873,328    $     --
                                                       =========    ===========    ===========    ========

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                          NOTES TO FINANCIAL STATEMENTS

                  (Information with Respect to October 31, 2000 and October 31, 1999 and the Six Months Then Ended is Unaudited)

1. Organization, summary of significant accounting policies and historical data:

     Organization:

     In July 1999 America's Shopping Mall, Inc. and Subsidiaries the ("Company"), which was incorporated on May 4, 1999, merged with Advanced Medical Sciences, Inc. ("Sciences") (see Note 2A) and became the surviving company.

     During 1995 and 1996, Sciences abandoned its health care and pharmaceutical business and ceased operations. The Company's current operations result from a series of acquisitions, all of which took place in May 1999.

     Nature of operations:

     The Company is engaged in mail order retail sale of consumer products principally through mail order catalogues and the sale of customized products used primarily in sales promotions.

     Principles of consolidation:

     The audited consolidated financial statements as of April 30, 2000 and for the year then ended and the unaudited consolidated financial statements as of October 31, 2000 and for the six months ended October 31, 2000 and 1999 include the accounts of the Company and its wholly-owned subsidiaries, The Remarkable Group, Inc. ("Remarkable") and the Deerskin Companies, Inc. ("Deerskin"). All of these entities were acquired in May 1999 (See Note 2). Remarkable, a newly formed subsidiary of the Company, had purchased all the outstanding common shares of Dynamic Products Corp. "Dynamic" and Creadis Promotions, Inc. (the Creadis division was sold on August 1, 2000, see Note
     13).

     The merger of Deerskin and Dynamic in May 1999 were treated as a reorganization of commonly controlled entities, and accordingly the financial statements and cash flows for the year ended April 30, 1999 have been restated to include the combined operation and cash flows of these entities.

     The acquisition by Creadis of the assets of an operating company (Heyden) has been accounted for as a purchase and accordingly the statements of operation and cash flows are included from the purchase date (December 10, 1998) through April 30, 1999 (See Note 2).

     Intercompany balances and transactions have been eliminated in consolidation.

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                          NOTES TO FINANCIAL STATEMENTS
     (Information with Respect to October 31, 2000 and October 31, 1999 and the Six Months Then Ended is Unaudited)

1. Organization, summary of significant accounting policies and historical data: (continued)

     Revenue recognition:

     Revenue from product sales is recognized upon shipment of merchandise and is then removed from inventory. Approximately 75% of the Company sales, those associated with the Deerskin catalog, can be returned over a one-year period for a full refund. The Company records a provision for its estimate of the gross profit it will lose on anticipated future returns based on historical trends and experience.

     Investments:

     All of the Company's marketable securities are classified as "trading securities". These securities are carried in the financial statements at fair value. Realized and unrealized gains and losses, determined using the first-in, first-out (FIFO) method, are included in the statements of operations.

     Inventory:

     Inventories, consisting principally of finished goods, are valued at the lower of cost (first-in, first-out basis) or market.

     The Deerskin inventory is composed of clothing, principally leather and Suede and accounts for approximately 83% of the dollar value of the Company inventory.

     The Joan Cook inventory is composed of houseware and gift products and accounts for approximately 11% of the dollar value of the Company inventory.

     The Remarkable group inventory, composed of houseware and novelties accounts for approximately 6% of the company inventory.

     The Company had operated a close out store for excess inventory and was closed in December of 1999. All excess inventory has been liquidated.

     The Company calculates its inventory from perpetual records on an interim basis and from actual physical inventory on an annual basis.

     Inventories are valued at the lower of cost or market at all reporting periods.

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES

                   (formerly Advanced Medical Sciences, Inc.)

                          NOTES TO FINANCIAL STATEMENTS

                (Information with Respect to October 31, 2000 and
          October 31, 1999 and the Six Months Then Ended is Unaudited)

1. Organization, summary of significant accounting policies and historical data: (continued)

     Property and equipment:

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets using the straight-line method, principally over 10 years.

     Prepaid advertising costs:

     Prepaid advertising costs include deferred catalog expenses for both Deerskin & Joan Cook divisions. Costs of producing and mailing catalogs are deferred and amortized over the estimated productive life of each mailing, normally three months, based on projected sales. The Company mails four catalogs annually, one for each season for both divisions. As prescribed under SOP 93-7, the Company only capitalizes as assets those costs which are incremental direct costs with independent third parties and payroll and payroll-related costs of employees who are directly associated with, and devote time to, the advertising. The Company assesses the realizability of the assets created based on the likelihood of achieving the estimated revenues on a quarterly basis. No writedowns were required to report the capitalized advertising expenses at net realizable value.

     Advertising expense for the year ended April 30, 2000 and the six months ended October 31, 2000 and 1999 amounted to $4,077,081, $1,362,659 and
     $1,106,545, respectively.

     Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                          NOTES TO FINANCIAL STATEMENTS
     (Information with Respect to October 31, 2000 and October 31, 1999 and the Six Months Then Ended is Unaudited)

1. Organization, summary of significant accounting policies and historical data: (continued)

     Unaudited financial statements:

     The financial statement as at October 31, 2000 and 1999 and for the six months then ended are unaudited and are not necessarily indicative of the results that may be expected for the year ended April 30, 2001. In the opinion of management, the financial statements include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the Company's financial position and results of operations.

     Intangible assets:

     The cost of customer lists, trademarks and copyrights are being amortized over 10 to 15 years; a covenant not to complete is being amortized over 5 years; and goodwill is being amortized over 15 years. The Company evaluates on a quarterly basis the carrying value of its customer lists and other intangible assets. Any impairment would be recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying value.

     Earnings (loss) per share:

     Earnings (loss) per share are calculated based on the weighted average number of shares outstanding during the period and has been adjusted for preferred stock dividends. The effect of possible conversion of debentures and preferred shares and the exercise of warrants have not been included in the calculation of earnings per share as their effect would be anti-dilutive.

2.       Merger and acquisitions:

A) Sciences merged with and into the Company, a newly formed company incorporated on May 4, 1999 under the name America's Shopping Mall, Inc. and Subsidiaries, which became the surviving Corporation. In connection with the merger, each outstanding common share of Sciences was converted into 1/30th of a common share of the Company, and all fractional shares were rounded up to the nearest whole share.

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                          NOTES TO FINANCIAL STATEMENTS
     (Information with Respect to October 31, 2000 and October 31, 1999 and the Six Months Then Ended is Unaudited)



1.       Merger and acquisitions:   (continued)


B) In May 1999, the Company purchased the assets of the Deerskin and Joan Cook Catalog businesses subject to certain liabilities from Initio, Inc. "Initio", a public company, for total consideration of approximately $5,975,000, which the Company paid by:

         I. Assuming a $2,000,000, 8% subordinated debenture due May 1, 2003 of Initio, Inc. held by Pioneer (see Note 6A and 6C).


         I. Issuing $3,500,000, 8% convertible debentures due June 1, 2004 (see Note 7A long-term debt)

III.Making a cash payment of approximately $475,000.

                  The acquisition was accounted for as a reorganization of commonly-controlled entities and, accordingly, historical balances were carried over and the portion of the purchase price in excess of the net assets of $3,500,000, less actual net customer lists acquired of $1,234,298, was charged to shareholders' equity. The Company and Initio are considered to be under the common control of Pioneer due to the beneficial ownership by Pioneer of 22% of the common shares of Initio and 48% of the common shares of the Company on the date of acquisition. Pioneer could control over 80% of the Company due to a voting and shareholders' agreement with certain shareholders (see Note 6A) which imposed significant restrictions on the transfer of their common shares, which require prior consent of Pioneer. Pioneer's beneficial ownership includes 1,200,000 shares contingently issuable to Pioneer upon conversion of the Company's Series A Senior Convertible Preferred Stock and 1,000,000 common shares which were contingently issuable upon the exercise of a stock purchase warrant held by Pioneer at the time of the transaction. (See Note 6C related to the exercise of a portion of these warrants).

                  In connection with the asset purchase, Pioneer agreed to the assumption by the Company of $2,000,000 of a total of $3,000,000 of Initio's 8% subordinated debentures held by Pioneer. Initio continued to be obligated to Pioneer for the remaining $1 million of subordinated debentures. The Company has accounted for this assumption as a reduction in the net assets acquired (See note 6C relating to the cancellation of this $2,000,000 debenture).

                  The assets acquired are operated by Deerskin.

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                          NOTES TO FINANCIAL STATEMENTS
     (Information with Respect to October 31, 2000 and October 31, 1999 and the Six Months Then Ended is Unaudited)


2.       Merger and acquisitions:   (continued)

B) In May 1999, Remarkable, a newly formed wholly owned subsidiary of the Company, purchased all of the outstanding common shares of Dynamic for 240,000 common shares of the Company. Certain former shareholders of Dynamic are considered promoters of the company as well as significant shareholders, as such the purchase is accounted for as a reorganization of commonly-controlled entities and, accordingly, historical balances were carried over and the purchase price of $432,000 was charged to shareholders' equity. The purchase price was arrived at by valuing the shares issued at $1.80 per share, the approximate market value of the shares when issued.

        Dynamic's prior merger in 1996 with the entity previously operating the Remarkable assets is also considered to be a reorganization of commonly-controlled entities and accordingly $300,000 of Goodwill recorded in 1997 was charged to shareholders' equity.

        In May 1999, Remarkable purchased all of the outstanding shares of Creadis Promotions, Inc. ("Creadis") for $400,000 in cash and 700,000 common shares of the Company. Creadis is a corporation formed by promoters of the Company, as well as significant shareholders, in December 1998 to purchase the operating assets of Heyden for cash and notes of approximately $360,000. The purchase was accounted for as a reorganization of commonly controlled entities and, accordingly, historical balances were carried over and the purchase price of $1,660,000 was charged to shareholders' equity. The purchase price was arrived at by valuing the shares issued at $1.80 per share, the approximate market value of the shares when issued plus the $400,000 in cash.

        The purchase on December 10, 1998 by Creadis of the Heyden operating assets (an unrelated entity) was accounted for as a purchase, and the statements of operations and cash flows for the year ended April 30, 1999 include the operations of Creadis from December 10, 1998 to April 30, 1999.

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                          NOTES TO FINANCIAL STATEMENTS
     (Information with Respect to October 31, 2000 and October 31, 1999 and the Six Months Then Ended is Unaudited)

2.     Merger and acquisitions:   (continued)

       The statement of operations for the year ended April 30, 1999 include the Creadis operations as follows:

                                               December 10, 1998
                                                       to
                                                 April 30, 1999
                                                 --------------
              Revenues                             $   632,120
              Cost of sales                            487,921
                                                   -----------
              Gross profit                             144,199
              Expenses                                 265,171
                                                   -----------
              Operating loss                       $  (120,972)
                                                   ===========

         If the acquisitions had occurred at the beginning of the period (May 1, 1998 to April 30, 1999) the results of operations of Creadis would have been as follows:

                                                        May 1, 1998
                                                             to
                                                       April 30, 1999
                                                       -------------
              Revenues                                   $1,527,876
              Cost of sales                               1,140,914
                                                        -----------
              Gross profit                                  386,962
              Expenses                                      562,918
                                                        -----------
              Operating loss                            $  (175,956)
                                                        ===========

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                          NOTES TO FINANCIAL STATEMENTS
     (Information with Respect to October 31, 2000 and October 31, 1999 and the Six Months Then Ended is Unaudited)

3.   Marketable securities:

     The following summarizes the Company's activities in marketable securities, all of which were classified as trading securities:

                                                                Six
                                          Year Ended         Month Ended
                                           April 30,         October 31,
                                             2000               2000
                                        --------------     -------------
         Gross unrealized gains         $     22,912       $           -
         Gross unrealized losses             (15,864)           (253,198)
         Net unrealized gain (loss)            7,048            (253,198)

     The Company's purchase and sale transactions of equity securities and put options on common stock violated the investment agreement with Pioneer Ventures Associates, which prohibited the use of the net proceeds from the sale of the preferred stock to purchase or carry shares classified as margin stock. Since January 2000, the Company reduced trading activity, but continues to trade securities in its brokerage account. On March 2, 2000, the Company received a letter from Pioneer Ventures Associates waiving the restrictions in the investment agreement relating to investments in margin stocks.

     The Company made two trades resulting in a net loss of $87,000 in trades of common shares of a company in which certain of the Company's principal shareholders, officer or directors are related.

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                          NOTES TO FINANCIAL STATEMENTS
     (Information with Respect to October 31, 2000 and October 31, 1999 and the Six Months Then Ended is Unaudited)

4.   Property and equipment:

     Major classifications of property and equipment are summarized as follows:

                                                                  April 30,         October 31,
                                                                     2000                2000
                                                               --------------     -------------

         Equipment                                                $   431,815       $   545,676
         Transportation equipment                                      58,455            58,455
         Furniture and fixtures                                       106,831           106,831
                                                                 ------------      ------------

                                                                      597,101           710,962
         Less:  Accumulated depreciation and amortization              16,638            62,509
                                                                -------------     -------------

                                                                  $   580,463       $   648,453
                                                                  ===========       ===========

5.   Intangible assets:

     Intangible assets consist of the following:

                                                                                                  Amortized
                                                                April 30,        October 31,        Over
                                                                  2000              2000           Years
                                                              ------------      ------------    ------------
         Customer lists                                       $  2,362,874      $  2,362,874     10-15
         Trademarks and copyrights                                 145,000           100,000     10-15
         Covenant not to compete                                    45,000                 -     5
         Goodwill                                                   45,000                 -     15
                                                              ------------      ------------

                                                                 2,597,874         2,462,874
         Less:  Accumulated amortization                           670,909           734,422
                                                              ------------      ------------

                                                              $  1,926,965      $  1,728,452
                                                              ============      ============

     The Company is amortizing the intangible assets on a straight-line basis based on its analysis and estimate of the expected useful life of the assets.

     See Note 13 regarding sale of division in August 2000, and write-off of intangibles of $135,000 less accumulated amortization of $21,250.

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                          NOTES TO FINANCIAL STATEMENTS
     (Information with Respect to October 31, 2000 and October 31, 1999 and the Six Months Then Ended is Unaudited)

6.   Stockholders' equity:

     A) Preferred stock issuance:

         In May 1999, a venture capital firm, Pioneer Ventures Associates Limited Partnership ("Pioneer") purchased 10,000 Series A senior preferred shares of the Company for $4,200,000. The 10,000 preferred shares are convertible into 1,200,000 common shares at a conversion price of $3.50 per share. The conversion price may be reset to a lower value in the future should the average closing bid price of the Company's common stock as reported on the OTC Bulletin Board be below $3.50. The conversion price and the number of shares of common stock issuable upon conversion of the preferred stock is also subject to further adjustment in order to protect against dilution. The holders of the preferred stock are entitled to cumulative annual cash dividends at the rate of 8% of the stated value ($420 per share) per annum and a liquidation preference of $1,000 per share. The preferred shareholders acquired warrants to purchase 1,000,000 common shares of the Company at $4.50 per share at any time until May 21, 2004, subject to certain adjustments. In February 2000, the option price to purchase the 1,000,000 shares was lowered to $4.00 per share (see Note 6C).

         The Company may, upon approval by a majority of its entire board of directors, elect to pay dividends on the preferred shares, by issuing additional preferred shares of the same class. If the Company elects to pay any dividend by the issuance of preferred shares in lieu of a cash dividend, the dividend shall be calculated at the rate of 13% of the stated value per share per annum. In March 2000, the Company issued 325 preferred shares in payment of the cumulative preferred quarterly dividend totally $136,500.

         Two of the Company's cumulative preferred quarterly dividends were in arrears at October 31, 2000. One of the dividends in the amount of $8.40 per share ($84,000) was paid in December 2000. The other dividend was paid by the issuance of 335 preferred shares totalling $140,936 in December 2000.

         The preferred shares have equal voting rights with the common shares, as if the preferred shares were converted into common shares. The Company has the right to redeem the preferred shares at the stated value ($420 per share) plus an annual return of 25% from the original issue date to the date of redemption.

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                          NOTES TO FINANCIAL STATEMENTS
     (Information with Respect to October 31, 2000 and October 31, 1999 and the Six Months Then Ended is Unaudited)

6.   Stockholders' equity:  (continued)

     A)  Preferred stock issuance:  (continued)

         Pioneer and certain principal common shareholders are parties to a voting and shareholders agreement dated May 21, 1999 whereby, as long as Pioneer owns any of the preferred or common shares obtained through conversion of the preferred shares or any amounts are outstanding under the $2,000,000 subordinated debenture due May 1, 2003, each of the parties shall vote all of their common shares to elect one designee of the preferred shareholder as a director (See Note 6C relating to the cancellation of this $2,000,000 debenture). In the event of default under the voting and shareholders' agreement, the related investment agreement or the subordinated debenture, the parties to the voting and shareholders' agreement have agreed to vote in favor of a number of designees selected by Pioneer that will constitute a majority of the board of directors.

     B)  Other common stock issuances:

         On February 12, 1997, one of the shareholders of Sciences agreed to be personally liable for, and to pay $290,000 due the Company's creditors for professional services and administrative expenses, in exchange for 14,500,000 of Sciences common shares (483,333 post-reverse split shares). Stockholders' equity was credited with the full amount of debt assumed, with no resulting gain on loss.

         In March and April 1999, shareholders of Sciences subscribed for a total of 16,750,000 common shares at a total price of $335,000 (558,333 post-reverse split shares). The subscribed shares include the following:

         3,000,000 shares issued for unpaid consulting fees of $60,000 due to the president of Sciences (100,000 post-reverse split shares). The Company had a consulting agreement with its President, which provided for a monthly fee of $7,500 for the eight months ended March 31, 1999.

         3,750,000 shares (125,000 post-reverse split shares) issued in payment of $75,000 loan to the Company by a shareholder. This loan was an advance with no specified repayment term and the common shares were issued in April 1999.

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                          NOTES TO FINANCIAL STATEMENTS

     (Information with Respect to October 31, 2000 and October 31, 1999 and the Six Months Then Ended is Unaudited)

6.   Stockholders' equity:  (continued)

     B)  Other common stock issuances:  (continued)

         10,000,000 shares (333,333 post reverse split shares) issued in payment of $200,000 loan to the Company by a shareholder. This loan was an advance with no specified repayment terms and the common shares were effectively issued in April 1999.

     C)  Warrant issuance and exercise:

         In April 2000, the Company entered into an agreement with Pioneer pursuant to which Pioneer exercised 500,000 of its 1,000,000 warrants to purchase common stock, at a reduced exercise price of $4.00 per share. In payment of the exercise price of the warrants, Pioneer canceled the $2,000,000 subordinated debenture assumed by the Company in connection with the purchase of Deerskin and Joan Cook. Additionally, Pioneer assigned the remaining 500,000 warrants to Suffern Hills Associates LLC. ("Suffern"), an entity controlled by a principal stockholder of the company. 275,000 of the warrants assigned to Suffern were exercised at the reduced price of $4.00 per share ($1,100,000). In order to induce Pioneer to enter into this transaction, the Company issued Pioneer 600,000 warrants which had a reduce exercise price of $4.00 per share if exercised prior to July 31, 2000. These warrants were not exercised by July 31, 2000 and therefore the exercise price reverted to $4.50 per share.

         In March and April 2000, a significant shareholder loaned the Company 25,000 and 80,000 shares of marketable securities of two public companies. The shares were valued at the closing price on that date and were recorded as a loan in the amount of $865,375. The shares became the Company's property on that date. There were no specified repayment terms or interest rate and no restrictions as to the Company's ability to use the proceeds upon the sale. Pursuant to the shareholder's instructions, the liability to the shareholder was applied against the stock subscription receivable described above from Suffern in April 2000 when the underlying warrants were exercised.

         Subsequent to April 30, 2000, the shareholder paid the balance of his subscription receivable of $234,625. This payment of the subscription receivable consisted of a transfer of marketable securities to the Company in July 2000 at the market value at the date of transfer.

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                          NOTES TO FINANCIAL STATEMENTS
     (Information with Respect to October 31, 2000 and October 31, 1999 and the Six Months Then Ended is Unaudited)

7.   Debt:

     Short-term debt consists of the following:


                                                                                        April 30,         October 31,
                                                                                          2000              2000
                                                                                         ------------     -----------

     Credit Facility Agreement - in the original amount of $800,000, dated May
     31, 2000 and amended June 15, 2000, which includes direct loans, letter of credit and guarantees. Each advance on the credit extension has a term of
     120 days from the loan date. Interest is charged at 2% above prime and is
     guaranteed by two of the company's shareholders in the amount of $906,000.       $     --         $   858,849

     Line-of-credit - in the amount of $200,000 which includes direct loans and a letter of credit, expiring March 1, 2001. Interest is charged at prime plus 2%. The line-of-credit includes a letter of credit issued to the
     Company's landlord in the amount of $135,000 (Note 8) and is secured by a certificate of deposit in the amount of $211,000 at April 30, 2000 and
     $135,000 at October 31, 2000.                                                         65,000               --

     Note Payable - the Company is negotiating with the
     lender in order to settle this obligation.  No interest
     is being accrued on this debt.                                                        70,000           61,000

     Current maturities of long-term debt (Note 7B)                                         8,460           60,000
                                                                                      -----------      -----------
                                                                                      $   143,460      $   979,849
                                                                                      ===========      ===========

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                          NOTES TO FINANCIAL STATEMENTS
     (Information with Respect to October 31, 2000 and October 31, 1999 and the Six Months Then Ended is Unaudited)

7.   Debt:  (continued)

     Long-term debt consists of:

A) $3,000,000 of convertible debentures due June 1, 2004 with 8% interest per annum payable quarterly (See Note 2B). The debentures may be redeemed in whole or in part at the option of the Company on or after June 1, 2001 at a redemption price equal to the percentage of the principal amount set forth below:

              If redeemed during the 12 month period beginning on June 1st of each of the years indicated as below:

                                                           Redemption
                                    Year                     Prices
                                    ----                   ----------

                                    2001                      105%
                                    2002                      104%
                                    2003                      103%

              and at 100% of the principal amount thereafter.

         The debentures, in the original amount of $3,500,000, were convertible into common shares at a conversion price of $5.50 per share. Subsequently, the parties agreed that, if on or before December 31, 1999, the Company were to repay to the holder of $3,400,000 principal amount of the debentures, $400,000 of such principal amount plus interest accrued to the date of such payment, the initial conversion price would be increased from $5.50 to $6.00. In December of 1999, the Company made payments of $400,000 and the conversion price was therefore increased to $6.00. The payment was recorded as a $400,000 reduction of convertible debentures payable.

         In January 2000, the 100,000 debenture was converted into 18,181 of the Company's common stock at a price of $5.50 per share.

         The debentures are secured by a security interest in certain intangible assets of the Company, including customer lists, mail order software, artwork, trademarks and copyrights.

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                          NOTES TO FINANCIAL STATEMENTS
     (Information with Respect to October 31, 2000 and October 31, 1999 and the Six Months Then Ended is Unaudited)

7.   Debt:  (continued)

     Long-term debt consists of:  (continued)



                                                                                    April 30,       October 31,
                                                                                     2000              2000
                                                                                  ------------      ------------

     B)  Other long-term debt:

         A note payable due in 60 monthly installments of $705 plus interest at
         8% per annum. Final payment is due in December 2003. The note is guaranteed by two of the Company's shareholders. This note payable has reverted back to the original owners of Creadis upon termination of
         this division in June 2000 (Note 13).                                       $     31,018    $        --

         A promissory note, dated May 12, 2000 in the amount of $300,000, due
         May 12, 2005, $5,000 payable monthly plus interest at the prime rate plus 1% on the unpaid balance. This note is secured by marketable securities owned by a corporationcontrolled by a shareholder of the
         Company.                                                                              --        275,000

         Less:  Current portion                                                            (8,460)       (60,000)
                                                                                     ------------    -----------
         Total other long-term debt                                                  $     22,558    $   215,000
                                                                                     ============    ===========


                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                          NOTES TO FINANCIAL STATEMENTS
     (Information with Respect to October 31, 2000 and October 31, 1999 and the Six Months Then Ended is Unaudited)


8.   Commitments:

     The Company is obligated at April 30, 2000 under various leases for warehouse and office facilities expiring from March 2000 through March 2004. The warehouse lease in Nevada for annual rent of $336,000 expired in April 2000.

     In February 2000, the Company entered into two leases of space in Florida. One of these leases is for warehouse space commencing on the later of (1) 30 days after certain improvements are made or (2) May 1, 2000 and ending 120 months thereafter for an initial annual rental of $496,500 including specified estimated utilities and common charges. In addition, the Company has issued an irrevocable letter of credit in the amount of $135,000 as a portion of the security deposit held by the landlord. The other lease is a residential lease for one year commencing February 15, 2000 at an annual rental of $36,000.

     In September 1999, the Company entered into two leases of space in a New Jersey building for five years commencing in February 2000 at an annual aggregate rental of $195,054. The Company consolidated its existing regional facilities into this new building, and on May 1, 2000 received a release from its obligation under a lease of vacated property in New Jersey agreeing to a payment of $60,000 and forfeiture of a security deposit of $8,050 held by the landlord. The Company recognized this expense in the period ended April 30, 2000.

     The Company was negotiating for release of its obligations under leases in New York at April 30, 2000, and had recognized an estimated loss of $20,000 relating to these negotiations. Subsequent to October 31, 2000, the Company reached a settlement of this obligation in the total amount of approximately $10,000.

     Rent for the year ended April 30, 2000 and for the six months ended October 31, 2000 amounted to $674,000 and $220,886, respectively.

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                          NOTES TO FINANCIAL STATEMENTS
     (Information with Respect to October 31, 2000 and October 31, 1999 and the Six Months Then Ended is Unaudited)

8.  Commitments:  (continued)

     Annual rent commitments is as follows:

             Six months ended April 30, 2001        $   359,277
             Year ended April 30, 2002                  702,126
                                  2003                  712,962
                                  2004                  724,110
                                  2005                  735,558
                                  2006                  552,276
                                  Thereafter          2,333,364
                                                    -----------

                                                    $ 6,119,673
                                                    ===========

     The Company is obligated to make payments of $6,120 per month under a consulting agreement expiring in December 2003. Subsequent to April 30, 2000 this agreement was terminated upon the sale of the Creadis division (Note 13).

     In May 1999 the Company entered into a compensation agreement with the president of the Company for an annual salary of $250,000. The agreement expires on April 30, 2004.

9.   Common shares reserved for issuance:

     At October 31, 2000, common shares of the Company were reserved for issuance as follows:

         Conversion of preferred shares               1,239,000
         Conversion of debentures                       500,000
         Exercise of warrants                           825,000
                                                   ------------

                                                      2,564,000
                                                   ============

     In December 2000, 335 preferred shares were issued in lieu of a cash dividend which is convertible into 40,200 common shares.

     See Note 14 regarding the exercise of 600,000 warrants in December 2000.

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                          NOTES TO FINANCIAL STATEMENTS
     (Information with Respect to October 31, 2000 and October 31, 1999 and the Six Months Then Ended is Unaudited)

10.  Income taxes:

     The Company's net operating losses through April 30, 1999 are effectively eliminated under the change in ownership rules of the Internal Revenue Service. Valuation allowances have been provided against the income tax benefit of net losses for the year ended April 30, 2000 and the six months ended October 31, 2000 in the amount of $1,200,000 and $600,000, respectively.

11.  Due to shareholders:

     Loans payable to shareholders in the amount of $272,397 as of April 30, 2000 and $727,620 as of October 31, 2000 bear interest at 7% per annum. These loans have no written repayment terms and are uncollateralized.

     Interest expense to shareholders for the year ended April 30, 2000 and the six months ended October 31, 2000 amounted to $32,984 and $9,800, respectively.


12.  Abandonment of Close-out Store:

     In December of 1999, the Company abandoned its closeout retail store in Danvers, Massachusetts. Summary of its operations for the year ended April 30, 2000 is as follows:

                    Revenues                $   327,878
                    Costs and expenses          576,448
                                            -----------
                    Loss                    $  (248,570)
                                            ===========

                 AMERICA'S SHOPPING MALL, INC. AND SUBSIDIARIES
                   (formerly Advanced Medical Sciences, Inc.)

                          NOTES TO FINANCIAL STATEMENTS
     (Information with Respect to October 31, 2000 and October 31, 1999 and the Six Months Then Ended is Unaudited)


13.  Sale of division:

     On August 1, 2000, the Company sold the Creadis division to the prior unaffiliated owners. The buyer released the Company of any obligations under a promissory note to them in the amount of $29,609, other liabilities and the existing employment agreement, which was to expire in December 2003. In exchange for these releases the buyer received customer lists and other intangible assets relating to the advertising and promotion business.

     The Company recorded a loss of $68,941 on this transaction:

         Unamortized intangible assets transferred         $ 113,750
         Less:  Liabilities released                          44,809
                                                           ---------

         Net loss on sale of division                      $  68,941
                                                           =========


14.  Subsequent events:

     In December 2000, the Company entered into an agreement with The Female Athlete, Inc., a catalog retailer of athletic wear and accessories, to purchase substantially all of its operating assets for approximately 1,300,000 shares of common stock and an additional 1,300,000 warrants to purchase common stock. The warrants will expire five years from the date of issuance and will have an exercise price of $4.50 per share. On January 3, 2001, The Female Athlete filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Court. The purchase of The Female Athlete's assets is subject to the Bankruptcy Court's approval, which is currently pending.

         In December 2000, The Company issued 600,000 shares of common stock to Pioneer Ventures Associates Limited Partnership upon the exercise by Pioneer Ventures Associates of 600,000 warrants to purchase common stock at an exercise price of $4.50 per share. The Company received approximately $2,680,000 in regards to this transaction.

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Shareholders
Advanced Medical Sciences, Inc.
Upper Saddle River, New Jersey

We have audited the accompanying balance sheet of Advanced Medical Sciences, Inc. as at April 30, 1999 and the related statements of operations, shareholders' equity (deficiency), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Medical Sciences, Inc. as at April 30, 1999 and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.



Arthur Yorkes & Company
New York, New York
July 30, 1999

                         ADVANCED MEDICAL SCIENCES, INC.

                                  BALANCE SHEET

                                 APRIL 30, 1999



                                     ASSETS

Current assets:
         Prepaid expenses                                        $    10,000

         Common stock subscriptions receivable                       140,000

Other assets:
         Advances to companies, subsequently acquired                 56,509
                                                                 -----------


                                                                 $   206,509
                                                                 ===========



                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
         Cash overdraft                                          $     4,522
         Accounts payable                                             22,500
                                                                 -----------

                  Total current liabilities                           27,022
                                                                 -----------


Shareholders' equity:
         Common stock, $.001 par value; authorized 100,000,000
           shares:  1,047,614 issued and outstanding                   1,048
         Additional paid-in-capital                                1,472,542
         Retained earnings (deficit)                              (1,494,103)
         Common shares subscribed for (333,334 common shares)        200,000
                                                                 -----------

                                                                     179,487
                                                                 -----------

                                                                 $   206,509
                                                                 ===========

                         ADVANCED MEDICAL SCIENCES, INC.

                            STATEMENTS OF OPERATIONS

                        FOR THE YEAR ENDED APRIL 30, 1999



Revenues                                                             $      --
                                                                     ---------


Management and consulting fees to affiliates                            90,000
Administrative expenses                                                 28,040
                                                                     ---------

                                                                       118,040

Net loss                                                             $(118,040)
                                                                     =========


Net loss per common share                                            $    (.14)
                                                                     =========


Weighted average outstanding shares                                    836,751
                                                                     =========

                         ADVANCED MEDICAL SCIENCES, INC.

                 STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)

                        FOR THE YEAR ENDED APRIL 30, 1999




                                                          Common Stock
                                             ------------------------------------
                                                             Shares                 Additional     Amount
                                               Shares      Subscribed               Paid-in-     Subscribed
                                               Issued         for       Par Value    Capital        for         Deficit
                                             ----------    ----------   ---------   ----------   ---------    -----------

Balance, May 1, 1998                         10,177,200    14,500,000    $ 50,886   $  997,704   $ 290,000    $(1,376,063)
Common stock subscribed for                          --    10,000,000          --           --     200,000             --
Common stock issued                          21,250,000   (14,500,000)    106,250      318,750    (290,000)            --
Net loss for the year ended April 30, 1999           --            --          --           --          --       (118,040)
                                             ----------   -----------    --------   ----------   ---------    -----------
Balance, April 30, 1999                      31,427,200    10,000,000    $157,136   $1,316,454   $ 200,000    $(1,494,103)
                                             ==========   ===========    ========   ==========   =========    ===========
As retroactively adjusted for 1 for 30
  conversion in July 1999                     1,047,614       333,334    $  1,048   $1,472,542   $ 200,000    $ 1,494,103
                                             ==========   ===========    ========   ==========   =========    ===========

                         ADVANCED MEDICAL SCIENCES, INC.

                            STATEMENTS OF CASH FLOWS

                        FOR THE YEAR ENDED APRIL 30, 1999



Cash used for operating activities:
     Net loss                                                    $(118,040)
              Increase (decrease) in:
                  Prepaid expenses                                 (10,000)
         Accounts payable                                          (14,973)
                  Advance to companies subsequently acquired       (56,509)
                                                                 ---------

                  Cash used in operating activities               (199,522)


Cash provided by financing activities:

              Payments received toward common stock subscribed     195,000
                                                                 ---------


Increase (decrease) in cash                                         (4,522)


Cash at beginning of year                                               --
                                                                 ---------


Cash overdraft at end of year                                    $  (4,522)
                                                                 =========

                         ADVANCED MEDICAL SCIENCES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                 APRIL 30, 1999

1. Organization, summary of significant accounting policies and historical data:

     Organization:

     During 1993 Advanced Medical Sciences, Inc. ("the Company"), under its prior name of Tower Corp., acquired certain assets of Medicine and Applied Sciences, Inc. and acquired 100% of the outstanding shares of American Biologic Corporation and affected a reorganization of its shareholders equity.

     The Company then changed to its current name and effected a 1 for 5 reverse split of its common shares in November 1993.

     During 1995 and 1996, the Company abandoned its health care and pharmaceutical business and ceased operations.

     Current management has been seeking merger possibilities with active companies, see subsequent events (Note 4).

     Earnings (loss) per share:

     Earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the period.

2.   Consulting and management agreements:

     The Company had a consulting agreement with the President/shareholder which provides for a monthly fee of $7,500 through March 31, 1999.

     In addition, the Company has a management agreement with a corporation controlled by the President of the Company to provide office space, secretarial, telephone and other services for a monthly fee of $2,500.

                         ADVANCED MEDICAL SCIENCES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                 APRIL 30, 1999

3.   Subscribed shares:

     On February 12, 1997, one of the shareholders of the Company agreed to be personally liable for, and to pay $290,000 due the Company creditors in exchange for 14,500,000 of the Company's common shares.

     In March and April 1999, shareholders of the Company subscribed to a total of 16,750,000 common shares (inclusive of the 3,000,000 shares mentioned below) at a cost of $335,000. At April 30, 1999, $140,000 was still outstanding. In May of 1999, this balance had been received by the Company.

     In March 1999, $60,000 of unpaid consulting fees due the President of the Company was converted into a total of 3,000,000 of the Company's common shares. These shares have been issued at April 30, 1999.

4.   Subsequent events:

     In May and June of 1999, the following events took place:

     A. The Company merged with and into a newly formed company, America's Shopping Mall, Inc. ("Shopping Mall") and effected a 1 for 30 exchange of its common shares. A venture capital firm, Pioneer Ventures Associates Limited Partnership ("Pioneer") purchased 10,000 preferred shares of Shopping Mall for $4,200,000 which are convertible into 1,200,000 shares of common stock subject to certain adjustments. The holders of the preferred shares shall be entitled to an 8% cumulative annual cash dividend and a liquidating preference of $1,000 per share subject to certain adjustments. The preferred shareholders acquired warrants to purchase 1,000,000 common shares of the Company at $4.50 per share. Pioneer and certain principal common shareholders are parties to a voting and shareholders agreement dated May 21, 1999 whereby, as long as Pioneer owns any of the preferred or common shares obtained through conversion of the preferred shares or any amounts are outstanding under the subordinated debenture, each of the parties shall vote all of their common shares to elect one designee of the preferred shareholder as a director. In the event of default under the voting and shareholders' agreement, the related investment agreement or the subordinated debenture, the parties to the voting and shareholders' agreement have agreed to vote in favor of a number of designees selected by Pioneer that will constitute a majority of the board of directors.

                         ADVANCED MEDICAL SCIENCES, INC.
                          NOTES TO FINANCIAL STATEMENTS

                                 APRIL 30, 1999

4.   Subsequent events:  (continued)

     B. The Company purchased assets subject to certain liabilities of a public company for approximately $5,975,000 payable by:

         I. Shopping Mall assuming a $2,000,000 obligation of seller by a subordinated debenture due May 1, 2003 with 8% interest per annum.

         II. The Company issuing a $3,500,000 convertible debenture to the seller due June 1, 2004 with 8% interest per annum. The payee has the right to convert into that number of common shares obtained by dividing the principal amount of the debenture by the conversion price equal to the lesser of (1) the current market price per share of the Company's common shares (on May 26, 1999) and the current price of the Company's common stock on June 1, 2000.

         III.     Shopping Mall making a cash payment of approximately $475,000.

         The assets acquired will be operated by a wholly owned subsidiary of Shopping Mall (The Deerskin Companies, Inc. ("Deerskin")).

     C. In May 1999, a newly formed subsidiary of Shopping Mall, The Remarkable Group, Inc. ("Remarkable") purchased all outstanding common shares of Dynamic Products Corp. ("Dynamic") for 240,000 common shares of Shopping Mall.

     D. In May 1999, Remarkable purchased all the outstanding shares of Creadis Promotions, Inc. ("Creadis") for $400,000 in cash and 700,000 common shares of Shopping Mall. Creadis is a corporation formed by the Company in December 1998 to purchase the operating assets from a company for cash and notes of approximately $360,000.

     E. In May 1999 Shopping Mall entered into a compensation agreement with the president of the Company for an annual salary of $250,000, expiring on April 30, 2004.

5.   Income taxes:

     The Company had net operating losses through the year ended April 30, 1999 which have effectively been eliminated under the change of ownership rules of the Internal Revenue Service.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
America's Shopping Mall, Inc. and Subsidiaries
Upper Saddle River, NJ

We have audited the accompanying statements of revenues and direct operating expenses, and cash flows for the years ended April 30, 1999 and 1998 of Deerskin and Joan Cook Catalog Business acquired in May 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statements of revenues and direct operating expenses, and cash flows for the two years ended April 30, 1999 and 1998, in conformity with generally accepted accounting principles.



Arthur Yorkes & Company
New York, New York
September 10, 1999

                     DEERSKIN AND JOAN COOK CATALOG BUSINESS

             STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES OF
                                BUSINESS ACQUIRED

                          FOR THE YEARS ENDED APRIL 30,

                                                     1999              1998
                                                -------------     --------------
Revenues                                         $  9,682,096     $  11,133,544
Cost of goods sold                                  3,478,436         4,632,363
                                                -------------     -------------
                                                    6,203,660         6,501,181
Selling, general and administrative expenses        6,686,989         7,367,641
                                                -------------     -------------
Operating loss                                  $    (483,329)    $    (866,460)
                                                =============     =============

                     DEERSKIN AND JOAN COOK CATALOG BUSINESS

                            STATEMENTS OF CASH FLOWS

                          FOR THE YEARS ENDED APRIL 30,

                                                                       1999         1998
                                                                    ----------   -----------

Cash flows from operating activities:
     Net loss                                                       $(483,329)   $  (866,460)
                                                                    ---------    -----------
     Adjustment to reconcile net loss to cash
       provided by operating activities:
         Depreciation and amortization                                 94,063        103,898
         (Increase) decrease in:
              Inventory                                              (144,710)     1,457,146
              Prepaid assets and other assets                         202,717        438,353
         Decrease in accounts payable, accrued expenses and
           other current liabilities                                  (18,015)      (321,166)
                                                                    ---------    -----------
                  Total adjustments                                   134,055      1,678,231
                                                                    ---------    -----------
              Net cash provided by (used in) operating activities    (349,274)       811,771
                                                                    ---------    -----------

Cash flows from investing activities:
     Purchase of fixed assets                                        (189,718)       (39,268)
                                                                    ---------    -----------
         Net cash used in investing activities                       (189,718)       (39,268)
                                                                    ---------    -----------

 Adjustment to cash flows for items not included in acquisition       542,592       (772,503)
                                                                    ---------    -----------

Increase in cash and cash equivalents                                   3,600             --

Cash and cash equivalents beginning of period                              --             --
                                                                    ---------    -----------

Cash and cash equivalents end of period                             $   3,600    $        --
                                                                    =========    ===========

                     DEERSKIN AND JOAN COOK CATALOG BUSINESS0

                          NOTES TO FINANCIAL STATEMENTS

                             APRIL 30, 1999 AND 1998

1.   Summary of significant accounting policies:

     Nature of operations:

     The Deerskin and Joan Cook Catalog Businesses consist of mail order retail sale of consumer products principally through mail order catalogs.

     Basis of presentation:

     The financial statements reflect the results of the operations purchased from Intio, Inc. "Initio" by America's Shopping Mall, Inc. and Subsidiaries "the Company" for each of the two years ended April 30, 1999 and 1998.

     Inventory:

     Inventories, consisting principally of finished goods, are valued at the lower of cost (first-in, first-out basis) or market.

     Property and equipment:

     Property and equipment are stated at cost less accumulated depreciation. Depreciation will be provided over the estimate useful lives of the assets using the straight-line method principally over 10 years.

     Prepaid advertising costs:

     Costs of producing and mailing catalogs are deferred and amortized over the estimated productive life of each mailing based on projected sales. As prescribed under SOP 93-7, the Company only capitalizes as assets those costs which are incremental direct costs with independent third parties and payroll and payroll-related costs of employees who are directly associated with, and devote time to, the advertising. The Company assesses the realizability of the assets created based on the likelihood of achieving the estimated revenues on a quarterly basis. No writedowns were required to report the capitalized advertising expenses at net realizable value.

                     DEERSKIN AND JOAN COOK CATALOG BUSINESS

                          NOTES TO FINANCIAL STATEMENTS

                             APRIL 30, 1999 AND 1998

1.   Summary of significant accounting policies:  (continued)

     Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   Assets acquired subject to liabilities:

     The net assets acquired from Initio by the Company for approximately $5,975,000 was paid by:

     1. Assumption by the Company of a $2,000,000 8% subordinated debenture due May 1, 2003 of Initio.

     1. Issuance by the Company of $3,500,000 of 8% convertible debentures due June 1, 2004.

     1.  Payment of approximately $475,000 in cash.

3.   Commitments:

     The Company entered into a lease for warehouse facilities located in Carson City, Nevada in May 1999 for a one year period ending April 30, 2000 for an annual rental of $336,000.

     The Company has also assumed a lease for office premises in Teterboro, New Jersey expiring in March 2004 for an annual rental of $57,000 and is paying a monthly rental of $1,050 for property in Danvers, Massachusetts through April 30, 2000.

     Annual rental commitments are as follows:

                           April 30,               Amount
                           ---------            -----------

                             2000               $   405,600
                             2001                    57,000
                             2002                    57,000
                             2003                    57,000
                             2004                    52,250

                     DEERSKIN AND JOAN COOK CATALOG BUSINESS

                          NOTES TO FINANCIAL STATEMENTS

                             APRIL 30, 1999 AND 1998

4.   Consulting agreement:

     The Company has entered into an agreement dated May 1999 to pay a consulting fee to the former officers of Initio for a total of $4,000 per month through December 31, 1999.

5.   Proforma adjustment:

     All of the Company's cost of doing business are reflected in the statement of revenues and direct operating expenses of business acquired except for the costs associated with the warehouse which was not purchased by the Company.

     The following proforma statement of operations reflects the rent expense of the warehouse leased by the Company in May 1999:

                                                                            April 30,
                                                                 ------------------------------

                                                                      1999              1998
                                                                 ------------      ------------

         Revenues                                                $  9,682,096      $ 11,133,544
         Costs and expenses                                        10,165,425        12,000,004
                                                                 ------------      ------------

         Net loss as reported                                        (483,329)         (866,460)

         Proforma adjustment:
              Rent expense under lease entered into                   336,000           336,000
                                                                -------------      ------------

         Proforma loss                                          $    (819,329)     $ (1,202,460)
                                                                =============      ============

                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Dynamic Products Corp. and Subsidiary
Upper Saddle River, NJ

We have audited the accompanying consolidated statement of operations, accumulated deficit, and cash flows for the years ended June 30, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the years ended June 30, 1999 and 1998 in conformity with generally accepted accounting principles.

See management plans in regards to working capital deficiency (Note 2).




Arthur Yorkes & Company
New York, New York
August 17, 1999

                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Dynamic Products Corp. and Subsidiary
Monsey, New York

We have audited the consolidated statement of operations, accumulated deficit, and cash flows of Dynamic Products Corp. and subsidiary for the year ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our report dated July 23, 1998, we included an explanatory paragraph relating to a going concern uncertainty due to net capital and working capital deficiencies as well as losses from operations. As described in Note 2, America's Shopping Mall, Inc. and Subsidiaries has invested $1,400,000 in the Company and has the intention and ability to finance any of its future working capital requirements. Accordingly, our present opinion on the 1998 financial statements, as presented herein, is different from that expressed in our previous report.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Dynamic Products Corp. and subsidiary for the year ended June 30, 1998 in conformity with generally accepted accounting principles.



Smallberg Sorkin & Company, LLP.
New York, New York
July 23, 1998, except for Note 2, as to which the date is August 17, 1999.

                      DYNAMIC PRODUCTS CORP. AND SUBSIDIARY

          CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                          FOR THE YEARS ENDED JUNE 30,

                                                                              1999              1998
                                                                         -------------      ------------

Net revenues                                                             $     937,683      $    885,558

Cost of goods sold                                                             137,036           227,632
                                                                         -------------      ------------

Gross profit                                                                   800,647           657,926

Selling, general and administrative expenses                                   979,928           972,100
                                                                         -------------      ------------

Operating loss                                                                (179,281)         (314,174)

Interest expense                                                               260,808           195,739
                                                                         -------------      ------------

Net loss                                                                      (440,089)         (509,913)

Accumulated deficit, beginning of year                                        (885,168)         (375,255)

Correction of prior period error (Note 6)                                       41,300                 -
                                                                         -------------      ------------

Accumulated deficit, end of year                                         $  (1,283,957)     $   (885,168)
                                                                         =============      ============

                      DYNAMIC PRODUCTS CORP. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                          FOR THE YEARS ENDED JUNE 30,

                                                                               1999              1998
                                                                           -----------       -----------

Cash flows from operating activities:
     Net loss                                                              $  (440,089)      $  (509,913)
                                                                           -----------       -----------
     Adjustments to reconcile net loss to cash
       used in operating activities:
         Depreciation and amortization                                         132,099           114,589
         Decrease in:
              Accounts receivable                                               37,214            38,931
              Inventory                                                         14,099            23,930
              Prepaid assets and other assets                                   22,100            57,180
         Increase (decrease) in:
              Accounts payable, accrued expenses and
                other current liabilities                                      (55,832)          (49,115)
                                                                         -------------     -------------

                  Total adjustments                                            149,680           185,515
                                                                          ------------      ------------

              Net cash used in operating activities                           (290,409)         (324,398)
                                                                          ------------      ------------

Cash flows from investing activities:
     Purchase of property and equipment                                         (2,819)                -
                                                                          ------------      ------------

         Net cash used in investing activities                                  (2,819)                -
                                                                          ------------      ------------

Cash flows from financing activities:
     Payments of notes and loans payable                                    (1,305,371)         (315,641)
     Increase in:
         Notes payable                                                               -           623,698
         Due to former shareholders                                            120,690                 -
         Due to affiliates                                                      60,647                 -
         Equity investment by parent company                                 1,400,000                 -
                                                                          ------------      ------------

         Net cash provided by financing activities                             275,966           308,057
                                                                          ------------      ------------

Net decrease in cash and cash equivalents                                      (17,262)          (16,341)

Cash at beginning of year                                                           30            16,371
                                                                          ------------      ------------

Cash (overdraft) at end of year                                           $    (17,232)     $         30
                                                                          ============      ============

Supplemental disclosure of cash flows information:
     Cash paid during the period for:
         Interest                                                         $    145,968      $    142,223

Non-cash investing transaction:
     Elimination of prior years' goodwill to reflect pooling
     of commonly controlled entities against equity investment
     by parent                                                            $   (354,250)                -

                      DYNAMIC PRODUCTS CORP. AND SUBSIDIARY

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 1999

1.   Summary of significant accounting policies:

     Nature of operations:

     Dynamic Products Corp. ("Dynamic") was organized under the laws of the State of Nevada on October 2, 1996. On November 21, 1996 (effective October 1, 1996) Dynamic purchased all of the issued and outstanding capital stock of Remarkable Office Products, Inc. ("Remarkable") for $1,406,250. Dynamic is engaged in mail order retail sale of consumer products principally through mail order Catalogs.

     In May 1999, The Remarkable Group, Inc. a newly formed wholly-owned subsidiary of America's Shopping Mall, Inc. and Subsidiaries "The Company" purchased all the shares of Dynamic.

     Principles of consolidation:

     The consolidated financial statements include the accounts of Dynamic and its wholly owned subsidiary, Remarkable. Intercompany balances and transactions have been eliminated in consolidation.

     Inventory:

     Inventory, consisting primarily of finished goods, is valued at the lower of cost (first-in, first-out basis) or market.

     Property and equipment:

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method, principally 5-7 years, over the estimated useful lives of the assets.

     Intangible assets:

     The costs of the customer list, trademarks and telephone numbers acquired are being amortized on a straight-line basis over 15 years based on management's analysis and estimates of the expected useful life of the assets.

                      DYNAMIC PRODUCTS CORP. AND SUBSIDIARY

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 1999

1.   Summary of significant accounting policies:  (continued)

     Use of estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

2.   Management's plan:

     In June 1999, the Company had invested $1,400,000 in Dynamic. Dynamic has a working capital deficiency of $621,887 at June 30, 1999; however, the management of The Company intends to continue financing any future working capital requirements of Dynamic.

3.   Long-term debt:

     During May and June 1999, the following loans were paid from the proceeds of the capital infusion from the Company (Note 2):

         Commercial loan payable:

         In May 1997, Dynamic obtained a $725,000 loan from a commercial lender. The loan, as amended, was payable in 65 installments at an annual rate of 14%, commencing January 1999. The loan was secured by all of the assets of the Company and was subordinate to the indebtedness to Foothill Capital Corp. The loan holders had warrants to purchase 35% of the common stock of the Company through May 2004 for $100. The warrants expired with the payment of the loan.

         Note payable:

         The note payable to John Patten (a prior significant shareholder) was payable at an amount not to exceed $100,000 in any one year, commencing after June 30, 1998 according to a formula based on available cash flows, as defined. Interest at the annual rate of 9% was paid monthly commencing July 1997. The note was subordinate to the debt to the commercial lender.

                      DYNAMIC PRODUCTS CORP. AND SUBSIDIARY

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 1999

3.   Long-term debt:  (continued)

         Loan payable - Foothill Capital Corp.:

         Remarkable had a $500,000 line of credit payable on demand from Foothill Capital Corp. As of June 30, 1998, the outstanding loan was $160,651 and has secured by substantially all of the assets of Remarkable and is subject to interest at an annual rate of 3% above the prime the rate, or 11-1/2% at June 30, 1998. The line-of-credit was paid off in June 1999.

4.   Due to former shareholders:

     Loans payable to former shareholders in the amount of $420,690 bear interest at the rate of 7% per annum.

     Interest expense to former shareholders for the years ended June 30, 1999 and 1998 amounted to $28,875 and $27,000, respectively.

5.   Related party transactions:

     Dynamic received reimbursement for salaries and benefits of employees shared with Creadis Promotions of approximately $5,000 per week. This income amounted to $97,500 for the period ended April 30, 1999.

6.   Correction of an error:

     The opening accumulated deficit at July 1, 1998 is retroactively restated to eliminate the amortization of Goodwill created by the acquisition of the Dynamic's subsidiary, Remarkable in 1996. The acquisition should be accounted for as a pooling of commonly controlled entities, and therefore, the excess paid over historical cost is deemed to be a reduction of shareholders' equity.

                      DYNAMIC PRODUCTS CORP. AND SUBSIDIARY

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 1999

7.   Commitments:

     Dynamic is obligated under two leases for office space. One of the leases expires March 31, 2000 and the other expires December 30, 2002. Dynamic's obligation under these leases, net of reimbursements from an affiliated company, is $2,730 per month. Rent expense amounted to $38,463 for the year ended June 30, 1999 and $86,060 for the year ended June 30, 1998.

     Future minimum payments are as follows:

                                    June 30,                  Amount
                                    --------               -------------

                                      2000                 $     27,888
                                      2001                       17,160
                                      2002                       17,160
                                      2003                        8,580
                                                           -------------

                                                           $     70,788
                                                           ============

8.   Income taxes:

     Dynamic has net operating losses which will be effectively eliminated under the change of ownership rules of the Internal Revenue Service.

                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Shareholders
Creadis Promotions, Inc.
Upper Saddle River, NJ

We have audited the accompanying statements of operations, accumulated deficit, and cash flows of Creadis Promotions, Inc. for the period December 10, 1998 through April 30, 1999. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the results of operations and its cash flows of Creadis Promotions, Inc. for the period December 10, 1998 through April 30, 1999 in conformity with generally accepted accounting principles.



Arthur Yorkes & Company
New York, New York
August 17, 1999

                            CREADIS PROMOTIONS, INC.

                             STATEMENT OF OPERATIONS

                    DECEMBER 10, 1998 THROUGH APRIL 30, 1999

Net revenues                                                      $   632,120

Cost of goods sold                                                    487,921
                                                                  -----------

                                                                      144,199

Selling, general and administrative expenses                          265,171
                                                                  -----------

Operating loss                                                       (120,972)

Retained earnings, beginning                                                -
                                                                  -----------

Retained earnings (deficit), end of year                          $  (120,972)
                                                                  ===========

                            CREADIS PROMOTIONS, INC.

                             STATEMENT OF CASH FLOWS

                    DECEMBER 10, 1998 THROUGH APRIL 30, 1999

Cash flows from operating activities:
     Net loss                                                                                $  (120,972)
                                                                                             -----------
     Adjustment to reconcile net loss to cash
       used in operating activities, net of acquisition:
         Depreciation and amortization                                                             7,476
         Increase (decrease) in:
              Accounts receivable                                                                491,339
              Inventory                                                                            8,900
              Prepaid assets and other assets                                                     (9,482)
         Decrease in:
              Accounts payable, accrued expenses and other current liabilities                  (296,184)
                                                                                             -----------

                  Total adjustments                                                              202,049
                                                                                             -----------

              Net cash provided by operating activities                                           81,077
                                                                                             -----------

Cash flows from investing activities:
     Purchase of fixed assets                                                                    (26,856)
     Acquisition of assets                                                                      (362,856)
                                                                                             -----------

         Net cash used in investment activities                                                 (389,712)
                                                                                             -----------

Cash flows from financing activities:
     Proceeds from issuance of common stock                                                      250,000
     Increase in:
         Due to affiliates                                                                        22,579
         Notes payable                                                                            39,478
                                                                                             -----------

         Net cash provided by financing activities                                               312,057
                                                                                             -----------

Increase in cash and cash equivalents                                                              3,422

Cash and cash equivalents, beginning of period                                                         -
                                                                                             -----------

Cash and cash equivalents, end of period                                                     $     3,422
                                                                                             ===========

                            CREADIS PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                 APRIL 30, 1999


1.   Summary of significant accounting policies:

     Significant accounting policies followed by Creadis Promotions, Inc. ("Creadis") in the preparation of the accompanying financial statements are summarized below.

     General:

     Creadis' principal business is the sales of customized products used primarily in sales promotions. Creadis' activities include the operations of promotions under which Creadis operates certain lines.

     Inventory:

     Inventories are stated at the lower of cost or market generally on the first-in, first-out basis.

     Depreciation:

     Property, plant and equipment are valued at cost. Assets are depreciated using the accelerated method, generally three years for vehicles, five years for furniture and fixtures, and computer equipment. Improvements to leased property are being amortized over the estimated service lives of the improvements.

     Cash and cash equivalents:

     For purposes of the statements of cash flows, Creadis considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

     Intangible assets:

     Intangible assets are amortized over their estimated useful lives of fifteen years except for the convenant not to compete which is over 5 years.

     Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            CREADIS PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                 APRIL 30, 1999

2.   Acquisition of business:

     Creadis purchased net assets of Heyden Corporation (an unrelated entity) totaling $227,856 for $362,856 on December 10, 1998. The acquisition was accounted for as a purchase.

     Creadis recorded the following intangible assets relating to the purchase. The other Heyden assets were all accounted for using Heyden's historical cost basis which approximated fair value since they were primarily current assets and liabilities:

                                                              Amount
                                                           ------------

         Goodwill                                          $     45,000
         Trade name                                              45,000
         Covenant not to compete                                 45,000
                                                           ------------

                                                                135,000

         Accumulated amortization                                 6,250
                                                           ------------

                                                           $    128,750
                                                           ============

3.   Note payable:

     Creadis provided an unsecured note to the seller of the assets of Heyden Corporation. The note is due in 60 monthly installments of $705 plus interest at 8% per annum. Interest paid during the period ended April 30, 1999 was approximately $1,400. This note was guaranteed by two of Creadis' shareholders.

4.   Commitments:

     Creadis has an agreement to pay a consulting fee of $6,120 per month for a period of sixty months through December 2003. The consulting fee paid under this agreement for the period ended April 30, 1999 amounted to $24,480. This agreement is personally guaranteed by two of Creadis' shareholders.

     Creadis is also obligated to pay its portion of salaries and benefits for employees shared with a related company, of approximately $5,000 per week. This expense amounted to $97,500 for the period ended April 30, 1999.

                            CREADIS PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                 APRIL 30, 1999

4.   Commitments:  (continued)

     Creadis is obligated under a lease for office space. The current lease, which expired June 30, 1999 was renewed for one year ending June 30, 2000.

     For the period ending April 30, 1999 Creadis was obligated to pay $1,300 per month. The renewal option, commencing July 1, 1999 requires a monthly rent of $1,430 per month.

     Creadis also has an agreement with an affiliated company to pay 50% of the affiliated company's rent. Creadis share of the lease approximates $1,200 per month, and expires on March 31, 2000. Rent expense amounted to $12,961 for the period ended April 30, 1999.

     Future minimum payments due under the lease are $30,007 for the year ended April 30, 2000 and $2,860 for the year ended April 30, 2001.

5.   Income taxes:

     Creadis has a net operating loss which will be effectively eliminated upon the subsequent exchange of all of its common shares in May of 1999 under the change of ownership rules of the Internal Revenue Service.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Creadis Promotions, Inc.
Upper Saddle River, NJ

We have audited the accompanying statements of revenues and direct operating expenses, and cash flows of business acquired from Heyden Incorporated for the period January 1, 1998 through December 10, 1998 and the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of its operations and cash flows for the period January 1, 1998 through December 10, 1998 and the year ended December 31, 1997, in conformity with generally accepted accounting principles.


Arthur Yorkes & Company
New York, New York
April 8, 1999

                               HEYDEN INCORPORATED

             STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES OF

                                BUSINESS ACQUIRED

                                                                  January 1, 1998
                                                                       through             Year Ended
                                                                     December 10,          December 31,
                                                                         1998                  1997
                                                                 ------------------     ----------------

Revenues                                                              $ 1,461,860        $  1,728,191

Cost of goods sold                                                      1,066,821           1,205,699
                                                                      -----------        ------------

                                                                          395,039             522,492

Selling, general and administrative expenses                              412,801             388,387
                                                                      -----------        ------------

Net income (loss) before income taxes                                     (17,762)            134,105

Income taxes                                                                    -              42,000
                                                                      -----------        ------------

Net income (loss)                                                     $   (17,762)       $     92,105
                                                                      ===========        ============

                               HEYDEN INCORPORATED

                            STATEMENTS OF CASH FLOWS

                                                                  January 1, 1998
                                                                       through             Year Ended
                                                                     December 10,          December 31,
                                                                         1998                  1997
                                                                 ------------------     ----------------

Cash flows from operating activities:
     Net income (loss)                                                $   (17,762)       $     92,105
                                                                      -----------        ------------
     Adjustment to reconcile net income to cash
       provided by operating activities:
         Depreciation                                                           -               1,325
         (Increase) decrease in:
              Accounts receivable                                        (316,739)              5,786
              Inventory                                                     1,895             (12,580)
         Increase (decrease) in:
              Accounts payable                                            307,616              10,862
              Other liabilities                                           (79,823)             29,398
                                                                      -----------        ------------

                  Total adjustments                                       (87,051)             34,791
                                                                      -----------        ------------

              Net cash provided by (used in)
                operating activities                                     (104,813)            126,896


Net cash effect of assets and liabilities
  not included in acquisition                                              (1,109)             52,474
                                                                      -----------        ------------


Increase (decrease) in cash                                              (105,922)             74,422


Cash at beginning of period                                               105,922              31,500
                                                                      -----------        ------------


Cash at end of period                                                 $         -        $    105,922
                                                                      ===========        ============

                               HEYDEN INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 10, 1998


1.   Summary of significant accounting policies:

     Significant accounting policies followed by Heyden Incorporated ("Heyden") in the preparation of the accompanying financial statements are summarized below.

     General:

     Heyden was in the principal business of sales of customized products used primarily in sales promotions. Heyden's activities include the operations of promotions under which Heyden operates certain lines.

     Inventory:

     Inventory is stated at the lower of cost or market, generally on the first-in, first-out basis.

     Depreciation:

     Property and equipment are valued at cost. Assets are depreciated using the accelerated method, generally three years for vehicles, five years for furniture and fixtures, and computer equipment. Improvements to leased property are being amortized over the estimated service lives of the improvements.

     Cash and cash equivalents:

     For purposes of the statements of cash flows, Heyden considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

     Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



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


                               HEYDEN INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 10, 1998

2.   Sale of assets:

     On December 10, 1998, substantially all of the assets and liabilities of Heyden with a net market value of approximately $225,000 were sold for cash and notes totaling approximately $363,000 as follows:

         Cash at closing - December 1998                            $     75,000
         Note payable - due February 1999 plus interest
           at 8% per annum                                               245,557
         Note payable - due in 60 monthly installments
           of $705 plus interest at 8% per annum                          42,298
                                                                    ------------

                                                                    $    362,855
                                                                    ============

3.   Prior lease obligation:

     Heyden was obligated under a lease for its production and warehouse location.

     The lease with extension expired November 30, 1998. The monthly rent including escalation was $2,813 per month.

     Rent expense, including escalation provisions, amounted to $30,427 and $33,750 for the period ended December 10, 1998 and the year ended December 31, 1997, respectively.



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



                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AMERICA'S SHOPPING MALL, INC.

Date: March 1, 2001                         By:      /s/ Irwin Schneidmill
                                               ---------------------------------
                                                     Irwin Schneidmill
                                                     Chief Executive Officer




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